UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 2, 2023

(Date of earliest event reported)

DARDEN RESTAURANTS, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 1-13666

Florida	59-3305930
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1000 Darden Center Drive, Orlando, Florida 32837

(Address of principal executive offices, including zip code)

(407) 245-4000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, without par value	DRI	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act (17 CFR 230.405) or Rule 12b-2 of the Exchange Act (17 CFR 240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On May 2, 2023, Darden Restaurants, Inc., a Florida corporation (“Parent”), and Ruth’s Hospitality Group, Inc., a Delaware corporation (the “Company”), announced the execution of an Agreement and Plan of Merger (the “Merger Agreement”) among Parent, Ruby Acquisition Corporation, a Delaware corporation and an indirect, wholly owned subsidiary of Parent (“Merger Sub”), and the Company.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub has agreed to commence a tender offer (the “Offer”), to purchase all of the shares of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company issued and outstanding (the “Shares”) at a price of $21.50 per Share (the “Merger Consideration”), in cash, without interest thereon (but subject to applicable withholding). In connection with the transactions contemplated by the Merger Agreement, the Company has agreed to suspend the payment of its regular quarterly dividend.

The Offer will initially remain open for a minimum of 20 business days from the date of commencement of the Offer. If at the scheduled expiration time of the Offer any condition to the Offer has not been satisfied and has not been waived by Parent or Merger Sub (to the extent permitted by the Merger Agreement), Merger Sub will, and Parent will cause Merger Sub to, extend the Offer in accordance with the terms of the Merger Agreement to permit the satisfaction of all Offer conditions. The obligation of Merger Sub to consummate the Offer is subject to the satisfaction or waiver of customary conditions, including, among others, (i) there being validly tendered and not validly withdrawn prior to the expiration of the Offer a number of Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its affiliates, represent at least one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”), (ii) any waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or otherwise been terminated, (iii) the absence of any law or order by any governmental authority of competent jurisdiction prohibiting, restricting, enjoining or otherwise making illegal the consummation of the Offer or the Merger, (iv) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”) and (v) other customary conditions set forth in Annex I to the Merger Agreement. The Minimum Condition and the Termination Condition may not be waived by Parent or Merger Sub without the prior written consent of the Company.

Following the consummation of the Offer, subject to the terms and conditions of the Merger Agreement and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as an indirect, wholly owned subsidiary of Parent in accordance with the DGCL. At the effective time of the Merger (the “Effective Time”), each Share that is not (i) validly tendered and irrevocably accepted for purchase pursuant to the Offer, (ii) held by a holder who is entitled to demand appraisal and who has (or for which the “beneficial owner” (as defined in Section 262(a) of the DGCL) has) properly exercised appraisal rights with respect thereto in accordance with, and who has (and, to the extent applicable, for which the applicable beneficial owner has) complied with, Section 262 of the DGCL with respect to any such shares of Company Common Stock held by such holder and (iii) held by the Company as treasury stock or owned by Parent, Merger Sub or any of Parent’s other subsidiaries (including shares of Company Common Stock acquired pursuant to the Offer), in each case, immediately prior to the Effective Time, will thereupon be converted into the right to receive cash in an amount equal to the Merger Consideration, on the terms and subject to the conditions set forth in the Merger Agreement.

Pursuant to the terms of Section 2.7(a) of the Merger Agreement, and except as otherwise agreed in writing by the Company, Parent and the holder thereof, each of the Company’s restricted stock unit awards (the “Company RSAs”) that is outstanding, whether vested or unvested as of immediately prior to the Effective Time, will automatically be fully vested, cancelled and converted into and will become the right to receive an amount in cash, without interest thereon (but subject to applicable withholding), equal to the product obtained by multiplying (i) the Merger Consideration (as defined in the Merger Agreement) by (ii) the total number of shares of Company Common Stock subject to such Company RSA.

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Pursuant to the terms of Section 2.7(b) of the Merger Agreement, and except as otherwise agreed in writing by the Company, Parent and the holder thereof, each of the Company’s restricted stock units (the “Company RSUs”) that is outstanding, whether vested or unvested as of immediately prior to the Effective Time, will automatically be fully vested, cancelled and converted into and will become the right to receive an amount in cash, without interest thereon (but subject to applicable withholding), equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the total number of shares of Company Common Stock subject to such Company RSU.

Pursuant to the terms of Section 2.7(c) of the Merger Agreement, and except as otherwise agreed in writing by the Company, Parent and the holder thereof, each of the Company’s performance-based restricted stock units of the Company and market stock units of the Company (collectively, the “Company PSUs”) that is outstanding, whether vested or unvested as of immediately prior to the Effective Time will automatically be fully vested, cancelled and converted into and will become the right to receive an amount in cash, without interest thereon (but subject to applicable withholding), equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the total number of shares of Company Common Stock subject to such Company PSU, with the achievement of the performance-based vesting metrics applicable to each Company PSU based on achievement of the applicable performance metrics as specified in the applicable award agreement.

Pursuant to the terms of Section 2.7(d) of the Merger Agreement, and except as otherwise agreed in writing by the Company, Parent and the holder thereof, each of the Company’s deferred stock units (the “Company DSUs”) that is outstanding, whether vested or unvested as of immediately prior to the Effective Time will automatically be fully vested, cancelled and converted into and will become the right to receive an amount in cash, without interest thereon (but subject to applicable withholding), equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the total number of Company DSUs credited to the holder’s account.

The Merger Agreement includes representations, warranties and covenants of Parent, Merger Sub and the Company customary for a transaction of this nature. The Company has also agreed (i) to use reasonable best efforts to conduct its business in all material respects in accordance with applicable law and in all material respects in the ordinary course of business, and (ii) not to take certain actions, including declaring or paying any dividend in respect of the Company’s capital stock or other equity or voting interests, in each case, prior to earlier to occur of (x) the termination of the Merger Agreement and (y) the Effective Time.

The Company has agreed to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and engage in discussions or negotiations with third parties regarding alternative acquisition proposals. Notwithstanding these restrictions, the Company may, under certain circumstances, provide information to and participate in discussions or negotiations with third parties with respect to a bona fide written alternative acquisition proposal that the board of directors of the Company (the “Company Board”) has determined in good faith (after consultation with its financial advisors and outside legal counsel) constitutes or could reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement), if failing to do so would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable law.

The Merger Agreement also includes customary termination provisions for both the Company and Parent, and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by the Company to accept and enter into an agreement with respect to a Superior Proposal, the Company will pay Parent a termination fee of $23.9 million. The parties to the Merger Agreement are also entitled to specifically enforce the terms and provisions of the Merger Agreement.

The Merger Agreement has been (i) unanimously approved by the board of directors of Parent, (ii) unanimously approved by the board of directors of Merger Sub, and (iii) approved by the sole stockholder of Merger Sub. The Company Board has unanimously (i) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their shares to Merger Sub pursuant to the Offer and (iv) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto and which is incorporated herein by reference. The Merger Agreement has been filed to provide information

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to investors regarding its terms. The Merger Agreement is not intended to provide any other factual information about Parent, Merger Sub or the Company, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer, the Merger or the other transactions contemplated therein. The Merger Agreement and this summary should not be relied upon as disclosure about the Company or Parent. None of the Company’s stockholders or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Parent, Merger Sub or the Company or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and that the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure schedules delivered by the Company to Parent and Merger Sub in connection with the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to stockholders or investors. Accordingly, investors should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the Securities and Exchange Commission (the “SEC”). Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Tender and Support Agreement

On May 2, 2023, in connection with the execution and delivery of the Merger Agreement, Parent, Merger Sub, the Company and certain stockholders of the Company (each, a “Stockholder” and, collectively, the “Stockholders”) entered into a tender and support agreement (the “Tender and Support Agreement”), pursuant to which each Stockholder agreed, among other things, (i) to validly and irrevocably tender all of the Shares held by Stockholder in the Offer, subject to certain exceptions (including the valid termination of the Merger Agreement), (ii) to vote against other proposals to acquire the Company and in favor of the adoption of the Merger Agreement and (iii) to certain other restrictions on its ability to take actions with respect to the Company and its Shares. As of the date of the Merger Agreement, the Shares subject to the Tender and Support Agreement comprised approximately 4.4% of the outstanding Shares.

Item 8.01	Other Events.

On May 3, 2023, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement. The press release is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K, which is incorporated herein by reference.

Additional Information and Where to Find It

The Offer described above has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the Offer materials that Parent and Merger Sub will file with the SEC upon commencement of the Offer. A solicitation and offer to buy outstanding shares of the Company common stock will only be made pursuant to the Offer materials that Parent and Merger Sub intend to file with the SEC. At the time the Offer is commenced, Parent and Merger Sub will file a tender offer statement on Schedule TO, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with the SEC with respect to the Offer.

THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND STOCKHOLDERS OF THE COMPANY SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES IN THE OFFER.

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The Offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will be made available to all investors and stockholders of the Company at no expense to them at the Investor Relations section of Parent’s website at www.darden.com and under the “SEC Filings” section of the Company’s website at www.rhgi.com/investors, and (once they become available) will be mailed to the stockholders of the Company free of charge. The information contained in, or that can be accessed through, Parent’s website or the Company’s website is not a part of, or incorporated by reference in, this filing. The Offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will also be made available for free on the SEC’s website at www.sec.gov. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other Offer documents, as well as the Solicitation/Recommendation Statement, Parent files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by Parent with the SEC for free on the SEC’s website at www.sec.gov, or at the Investor Relations section of Parent’s website at www.darden.com and under the “SEC Filings” section of the Company’s website at www.rhgi.com/investors.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the acquisition of the Company by Parent and any statements relating to the Company’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Forward-looking statements are based on management’s current expectations and beliefs, as well as a number of assumptions, estimates and projections concerning future events and do not constitute guarantees of future performance. These statements are subject to risks, uncertainties, changes in circumstances, assumptions and other important factors, many of which are outside management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements.

Such forward-looking statements include those relating to the ability to complete, and the timing of completion of, the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. Actual results may differ materially from current expectations because of numerous risks and uncertainties including, among others: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) uncertainty surrounding the number of shares of the Company’s common stock that will be tendered in the Offer; (iii) the risk of legal proceedings that may be or have been instituted related to the Merger Agreement, which may result in significant costs of defense, indemnification and liability; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vii) the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees and business partners; (viii) Parent’s ability to realize the synergies contemplated by the proposed transaction and integrate the business of the Company; (ix) reductions in the availability of, or increases in the cost of, USDA Prime grade beef, fish and other food items; (x) changes in economic conditions, including inflation, increasing interest rates, higher unemployment, slowing growth or recession; (xi) reductions in consumer discretionary income and general competition in the restaurant industry; (xii) the effect of shortages or increases in labor costs, state or local government regulations related to the sale or preparation of food, the sale of alcoholic beverages and the opening of new restaurants; (xiii) risks in the markets where the Company’s restaurants are located; and (xiv) the inability to successfully integrate franchisee acquisitions into the Company’s business operations, economic, regulatory and other limitations on the Company’s ability to pursue new restaurant openings and other organic growth opportunities. The risks and uncertainties may be impacted by the COVID-19 pandemic (including supply chain constraints, labor shortages and inflationary pressure). The foregoing factors should be read in conjunction with the

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risks and cautionary statements discussed or identified in Parent’s and the Company’s respective public filings with the SEC from time to time, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Parent’s and the Company’s stockholders and investors are cautioned not to unduly rely on these forward-looking statements. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Parent and Merger Sub expressly disclaim any intent or obligation to update or revise publicly these forward-looking information or statements.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits:

Exhibit Number	Description of Exhibit

2.1*	Agreement and Plan of Merger, dated as of May 2, 2023, by and among Darden Restaurants, Inc., Ruby Acquisition Corporation and Ruth’s Hospitality Group, Inc.

99.1	Joint Press Release, dated May 3, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. Parent agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DARDEN RESTAURANTS, INC.

By:	/s/ Matthew R. Broad
Matthew R. Broad
Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

Date: May 3, 2023

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Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

DARDEN RESTAURANTS, INC.,

RUBY ACQUISITION CORPORATION

and

RUTH’S HOSPITALITY GROUP, INC.

Dated as of May 2, 2023

i

TABLE OF CONTENTS

(cont’d)

ii

TABLE OF CONTENTS

(cont’d)

EXHIBITS

Exhibit A	Certificate of Incorporation of the Surviving Corporation

ANNEXES

Annex I	Conditions to the Offer

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 2, 2023, by and among Darden Restaurants, Inc., a Florida corporation (“Parent”), Ruby Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and Ruth’s Hospitality Group, Inc., a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company are sometimes referred to as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in this Agreement.

RECITALS

A. The respective boards of directors of each of the Company and Merger Sub have unanimously approved and declared advisable, and the board of directors of Parent has unanimously approved, this Agreement and the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in this Agreement, and Parent shall cause the sole stockholder of Merger Sub to approve and adopt this Agreement by written consent immediately following its execution;

B. Pursuant to this Agreement, Merger Sub has agreed to commence, and Parent has agreed to cause Merger Sub to commence, a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase any and all of the shares of Company Common Stock issued and outstanding, at a price per share of Company Common Stock of $21.50 (such amount, or any higher amount per share of Company Common Stock paid pursuant to the Offer, as may be adjusted in accordance with Section 2.6(b), the “Per Share Price”), to the holder of such share of Company Common Stock, in cash, without interest thereon (but subject to applicable withholding), on the terms and subject to the conditions set forth in this Agreement;

C. Following consummation of the Offer, subject to the terms and conditions of this Agreement and in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Merger Sub will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by this Agreement, the “Transactions”), with the Company surviving the Merger as an indirect, wholly owned Subsidiary of Parent in accordance with the DGCL, and each share of Company Common Stock that is not (a) validly tendered and irrevocably accepted for purchase pursuant to the Offer, (b) a Dissenting Company Share or (c) an Owned Company Share will thereupon be converted into the right to receive cash in an amount equal to the Per Share Price, on the terms and subject to the conditions set forth in this Agreement;

D. Parent, Merger Sub and the Company acknowledge and agree that the Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL and shall be consummated as soon as practicable following the consummation of the Offer upon the terms and subject to the conditions set forth in this Agreement;

E. The Company Board has unanimously (a) determined and declared that this Agreement and the Transactions, including the Offer and the Merger, are advisable and in the best interests of the Company and the Company Stockholders, (b) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (c) resolved to recommend that the Company Stockholders accept the Offer and tender their shares to Merger Sub pursuant to the Offer and (d) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL; and

F. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain directors and officers of the Company are entering into a support agreement with Parent and the Company (the “Support Agreement”) pursuant to which each such individual has agreed, among other things, to (a) tender all shares of Company Common Stock he or she beneficially owns in the Offer and (b) take certain other actions in furtherance of the Merger, in each case, on the terms and subject to the conditions provided for in the Support Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a) “Acceptable Confidentiality Agreement” means any confidentiality agreement with the Company that contains terms that are no less favorable, in the aggregate, to the Company than those contained in the Confidentiality Agreement (provided that, for the avoidance of doubt, any such confidentiality agreement need not contain any “standstill” or similar provision or otherwise prohibit the making of any Acquisition Proposal, and may expressly permit compliance by the Company with its obligations under this Agreement, including Section 5.3).

(b) “Acquisition Proposal” means any bona fide written offer or proposal from any Person (other than an offer or proposal by Parent or Merger Sub) or Group, relating to any (i) direct or indirect purchase or other acquisition (whether in a single transaction or a series of related transactions) by any Person or Group, whether from the Company or any other Person(s), of shares of Company Common Stock representing more than 20% of the Company Common Stock outstanding after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than 20% of the Company Common Stock outstanding after giving effect to the consummation of such tender or exchange offer; (ii) direct or indirect purchase or other acquisition (whether in a single transaction or a series of related transactions) by any Person or Group, or stockholders of any such Person or Group, of more than 20% of the consolidated assets of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition); or (iii) merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company or any of its Subsidiaries pursuant to which any Person or Group, or stockholders of any such Person or Group, would hold shares of Company Common Stock representing more than 20% of the Company Common Stock outstanding after giving effect to the consummation of such transaction.

(c) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise. For the avoidance of doubt, no Company Franchisee shall be deemed to be an Affiliate of the Company solely by virtue of being a Company Franchisee or a party to a Company Franchise Agreement.

(d) “Antitrust Law” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act and all other Laws, in any jurisdiction, whether domestic or foreign, in each case that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Offer or the Merger.

(e) “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of December 25, 2022, set forth in the Company’s Form 10-K filed by the Company with the SEC on February 23, 2023.

(f) “Business Day” means any day other than Saturday or Sunday or a day on which commercial banks are authorized or required by Law to be closed in New York, New York.

(g) “CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

(h) “Code” means the Internal Revenue Code of 1986.

(i) “Company Board” means the Board of Directors of the Company.

(j) “Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

(k) “Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

(l) “Company Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of October 18, 2021, by and among the Company, Wells Fargo Bank, National Association, as administrative agent, and certain other lenders, and all collateral, pledge, security and other agreements and documents related thereto.

(m) “Company DSUs” means deferred stock units of the Company credited to a director’s stock deferral account pursuant to an election to defer a grant of restricted stock units pursuant to the Company Director Deferred Compensation Plan.

(n) “Company FDD” means any franchise disclosure document used by the Company or any of its Subsidiaries in connection with the offer or sale of Company Franchises.

(o) “Company Franchisee” means a Person other than the Company or any of its Subsidiaries that is granted a right (whether directly by the Company or any of its Subsidiaries or by another Company Franchisee) to develop or operate, or is granted a right to license others to develop or operate, a Company Franchise within a specific geographic area or at a specific location.

(p) “Company Information” means all confidential, proprietary or sensitive information, in any form, maintained, owned or controlled by or on behalf of the Company or any of its Subsidiaries.

(q) “Company Intellectual Property” means any Intellectual Property that is owned by the Company or any of its Subsidiaries.

(r) “Company Material Adverse Effect” means any change, event, effect, development, condition, occurrence or circumstance that, individually or in the aggregate, has a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided that, none of the following will be deemed to be or constitute a Company Material Adverse Effect or be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur (subject to the limitations set forth below):

(i) changes in general economic conditions, or changes in conditions in the global, international or United States economy generally;

(ii) changes in conditions in the financial markets, credit markets or capital markets, including (A) changes in interest rates or credit ratings; (B) changes in exchange rates for the currencies of any country; or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii) changes in conditions in the industries in which the Company and its Subsidiaries conduct business (including supply chain delays and increases in raw material prices);

(iv) changes in regulatory, legislative or political conditions (including civil unrest, protests and public demonstrations, any government responses thereto (e.g., curfews) and any escalation or worsening thereof);

(v) any geopolitical conditions, outbreak of hostilities, acts of war (whether or not declared), sabotage, cyber-attack (including by means of cyber-intrusion or other cyber-security breach), terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions);

(vi) earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events;

(vii) any (A) epidemic, pandemic or disease outbreak (including the COVID-19 pandemic), human health crises or other force majeure events, in each case, including any worsening thereof, or (B) Law or mandate, directive, pronouncement, guideline or recommendation issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any change in such Law or directive, pronouncement or guideline or interpretation thereof or any material worsening of such conditions (including any COVID-19 Measures);

(viii) the negotiation, execution, delivery or performance of this Agreement, or the announcement of this Agreement or the pendency of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with customers, suppliers, lenders, lessors, business partners, franchisees, employees, regulators, Governmental Authorities, vendors or any other Person (provided that the exceptions set forth in this clause (viii) shall not apply in connection with any breach of or inaccuracy in any representation or warranty set forth in this Agreement expressly addressing the consequences of the negotiation, execution, delivery, performance or the announcement of this Agreement and the Transactions, or any condition in Annex I as it relates to the accuracy of any such representation or warranty);

(ix) the compliance by any Party with the terms of this Agreement, including any action taken or refrained from being taken pursuant to or in accordance with this Agreement;

(x) any action taken or refrained from being taken, in each case to which Parent has expressly approved, consented to or requested in writing following the date of this Agreement;

(xi) changes or proposed changes in GAAP or other accounting standards or in any applicable Laws (or the enforcement, implementation or interpretation of any of the foregoing);

(xii) changes in the price or trading volume of the Company Common Stock, in and of itself (it being understood that the underlying cause of such change may be taken into consideration when determining whether a Company Material Adverse Effect has occurred, unless otherwise contemplated by the exceptions to this definition);

(xiii) any failure, in and of itself, by the Company and its Subsidiaries to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause of any such failure described in the foregoing clauses (A) or (B) may be taken into consideration when determining whether a Company Material Adverse Effect has occurred, unless otherwise excluded by the exceptions to this definition);

(xiv) the availability or cost of equity, debt or other financing to Parent or Merger Sub;

(xv) any government shutdown or slowdown;

(xvi) any Transaction Litigation;

(xvii) the identity of, or any facts or circumstances relating to, Parent, Merger Sub, or the respective Affiliates of the foregoing, the respective financing sources of or investors in the foregoing, or the respective plans or intentions of the foregoing, with respect to the Company or its business; and

(xviii) any breach by Parent or Merger Sub of this Agreement;

provided that, in each case of clauses (i), (ii), (iii), (iv), (v), (vi), (vii), (xi) and (xv), any such change, event, effect, development, condition, occurrence or circumstance shall be taken into account to the extent that such change, event, effect, development, occurrence or circumstance has had, or would reasonably be expected to have, a disproportionate adverse effect on the Company relative to other companies operating in the same segment of the restaurant industry (and conducting operations in the same geographic locations) in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred.

(s) “Company Preferred Stock” means the preferred stock, par value $0.01 per share, of the Company.

(t) “Company PSUs” means (i) performance-based restricted stock units of the Company and (ii) market stock units of the Company, granted pursuant to any of the Company Stock Plans.

(u) “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by the Company or any of its Subsidiaries.

(v) “Company RSAs” means an award of restricted stock of the Company, granted pursuant to any of the Company Stock Plans.

(w) “Company RSUs” means time-vested restricted stock units of the Company, granted pursuant to any of the Company Stock Plans.

(x) “Company SEC Reports” means, collectively, all registration statements, prospectuses, forms, reports, schedules, statements and other documents (including exhibits and schedules thereto and all other information incorporated by reference) filed or furnished (as applicable) by the Company with the SEC since and including March 5, 2021, under the Exchange Act or the Securities Act, as have been amended since the time of their filing.

(y) “Company Stock Plans” means, collectively, the Company’s 2005 Long-Term Equity Incentive Plan (as amended from time to time) and the Company’s 2018 Omnibus Incentive Plan (as amended from time to time).

(z) “Company Stockholders” means the holders of shares of Company Common Stock.

(aa) “Company Termination Fee” means an amount equal to $23,900,000.

(bb) “Continuing Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

(cc) “Contract” means any written or oral contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease (or sublease), license, warranty, commitment, or other instrument, obligation, arrangement that is (or purports to be) legally binding.

(dd) “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

(ee) “COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, mandate, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19, including the CARES Act.

(ff) “COVID-19 Reasonable Response” means any reasonable action or inaction, including the establishment of any policy, procedure or protocol, by the Company and its Subsidiaries that the Company determines in its good faith reasonable discretion is necessary, advisable or prudent in connection with (i) mitigating the adverse effects of COVID-19 or applicable COVID-19 Measures, (ii) ensuring compliance by the Company and its Subsidiaries with COVID-19 Measures applicable to any of them or (iii) in respect of COVID-19, protecting the health and safety of employees or other persons with whom the Company and its Subsidiaries and their personnel come into contact with during the course of business operations; provided, however, that any such action or inaction shall not constitute a COVID-19 Reasonable Response unless it is reasonably consistent with (A) actions or inactions previously taken by the Company and its Subsidiaries or (B) actions or inactions taken contemporaneously by other similarly-situated companies operating in the same segment of the restaurant industry and conducting operations in the same geographic areas in which the Company and its Subsidiaries operate.

(gg) “DOJ” means the United States Department of Justice or any successor thereto.

(hh) “Eligible Franchise Agreement Renewal” means the renewal of any Company Franchise Agreement with respect to which the applicable Company Franchisee (i) has requested renewal prior to the date of this Agreement or (ii) requests renewal following the date of this Agreement and prior to the Effective Time; provided that, in the case of clause (ii), (x) such Company Franchise Agreement has either expired prior to the date of this Agreement or will expire during the Pre-Closing Period, or (y) the renewal request is permitted during the Pre-Closing Period in accordance with the terms of the applicable Company Franchise Agreement.

(ii) “Employee Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA) and each other bonus, stock option, stock purchase or other equity or equity-based, incentive compensation, profit sharing, savings, retirement, disability, vacation, deferred compensation, employment, individual consulting, services, severance, termination, retention, success, change of control, welfare, fringe benefit, and other similar plan, agreement (including individual agreements) or arrangement maintained or contributed to (or required to be contributed to) by the Company or any Subsidiary (or to which the Company or a Subsidiary is a party) with or for the benefit of any current employee, director, or other individual service provider of the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has or would reasonably be expected to have any liability, other than any such plan, scheme or arrangement that is required to be maintained, or contributed to, by the Company or any of its Subsidiaries pursuant to applicable Law, or any of the foregoing that is sponsored or maintained by a Governmental Authority.

(jj) “Environmental Law” means any applicable Law relating to pollution (or the cleanup thereof), Releases of Hazardous Substances, or protection of human health or safety (solely with respect to exposure to Hazardous Substances), the environment or natural resources.

(kk) “Environmental Permits” means any licenses, permits, authorizations or registrations required under Environmental Laws.

(ll) “ERISA” means the Employee Retirement Income Security Act of 1974.

(mm) “ERISA Affiliate” means each Person, trade or business, whether or not incorporated, under common control with the Company or any of its Subsidiaries and that, together with the Company or any of its Subsidiaries, is, has been (at a relevant time with respect to which the Company or any of its Subsidiaries continues to have any liability) or would be treated as a single employer for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

(nn) “Exchange Act” means the Securities Exchange Act of 1934.

(oo) “Franchise” means any grant by the Company or any of its Subsidiaries to any Person of the right to engage in or carry on a business, or to sell or offer to sell any product or service, under or in association with any trademark, advertising or commercial symbol which constitutes a “franchise,” as that term is defined under the Franchise Law applicable in the jurisdiction in which the franchised business is located or operates, if any.

(pp) “Franchise Laws” means the FTC Rule and any other Law regulating the offer or sale of franchises, business opportunities or seller-assisted marketing plans including any pre-sale registration or disclosure law.

(qq) “FTC” means the United States Federal Trade Commission or any successor thereto.

(rr) “FTC Rule” means the FTC trade regulation rule entitled “Disclosure Requirements and Prohibitions Concerning Franchising,” 16 C.F.R. Section 436.1 et seq.

(ss) “GAAP” means generally accepted accounting principles in the United States, consistently applied and as in effect from time to time.

(tt) “Governmental Authority” means any government, political subdivision, governmental, administrative, self-regulatory or regulatory entity or body, department, commission, board, agency or instrumentality, or other legislative, executive or judicial governmental entity, and any court, tribunal, judicial or arbitral body, in each case whether federal, national, state, county, municipal, provincial, local, foreign or multinational.

(uu) “Governmental Authorization” means any authorizations, approvals, licenses, franchises, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements issued by or obtained from, and any notices, filings, registrations, qualifications, declarations and designations with or to, a Governmental Authority (including, for the avoidance of doubt, any liquor, beer, wine, mixed beverage or other alcohol permit or license).

(vv) “Group” has the meaning as used in Section 13 of the Exchange Act.

(ww) “Hazardous Substance” means any material, substance or waste that is listed, defined or regulated as “hazardous” or “toxic,” or as a “pollutant” or “contaminant” (or words of similar meaning and regulatory effect) under Environmental Laws due to its dangerous or deleterious qualities, including petroleum and its by-products, asbestos, lead, toxic mold, urea formaldehyde insulation, radon, per- and polyfluoroalkyl substances and polychlorinated biphenyls.

(xx) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(yy) “Indebtedness” means, with respect to the Company and its Subsidiaries, without duplication, (a) any indebtedness for borrowed money, including under the Company Credit Agreement (other than between or among the Company and its Subsidiaries), (b) any obligations evidenced by bonds, debentures, notes or similar instruments (other than between or among the Company and its Subsidiaries), (c) any obligations or liabilities pursuant to guarantees and arrangements having the economic effect of (x) a guarantee of any Indebtedness or (y) any lease obligations, in each case, of any other Person (other than between or among the Company and its Subsidiaries), (d) any obligations under any swap, forward, futures, warrant, option or other derivative transaction, or interest rate or foreign currency protection agreement, (e) any obligations in respect of letters of credit, bank guarantees, security or performance bonds or similar Contracts or arrangements (other than security or performance bonds entered into in the ordinary course of business consistent with past practice), and (f) any obligations for guarantees by the Company or one of its Subsidiaries of any Indebtedness described in clauses (a) through (e) of any other Person, other than a wholly owned Subsidiary of the Company; provided that Indebtedness shall not include accounts receivable and payable in the ordinary course of business.

(zz) “Information Security Incident” means any (i) unauthorized access to or loss, alteration, destruction, use, disclosure or acquisition of Personal Information processed or stored by the Company or its Subsidiaries (ii) compromise to the security, confidentiality, integrity or availability of Personal Information, Company Information or Systems.

(aaa) “Intellectual Property” means all of the following in any jurisdiction throughout the world: (i) patents, patent applications, utility models and applications for utility models, inventor’s certificates and applications for inventor’s certificates, and invention disclosure statements, together with all reissuances, continuations, continuations-in-part, divisionals, revisions, extensions, and reexaminations thereof (“Patents”); (ii) works of authorship and copyrights (whether registered or unregistered), applications for copyright registration (and all translations, adaptations, derivations and combinations of the foregoing) (“Copyrights”); (iii) trademarks, service marks, trade names, logos, slogans, trade dress and other source indicators and registrations and applications to register any of the foregoing, including intent-to-use registrations or similar pending reservations of marks (as well as all goodwill associated with each of the foregoing) (“Marks”); (iv) internet domain names and social media identifiers and handles; (v) rights in software (including object code, source code, or other form), data, data sets, databases, and collections of data; (vi) rights in trade secrets, confidential information, know-how, ideas, methods, recipes, formulae, methodologies, processes, technology, customer lists and inventions; (vii) moral rights and rights of publicity; and (viii) any and all rights (created or arising under the laws of any jurisdiction anywhere in the world, whether statutory, common law, or otherwise) now existing and related to any of clauses (i) – (vii) above (or any other equivalent or similar type of proprietary intellectual property right arising from or related to intellectual property to the extent protectable by applicable Law).

(bbb) “Intervening Event” means any material change, development, event, effect or circumstance or change in circumstances or facts that was not known to or reasonably foreseeable by the Company Board on the date of this Agreement (or if known to the Company Board, the consequences of which were not known to or reasonably foreseeable by the Company Board as of the date of this Agreement), which change, development, event, effect or circumstance or change in circumstances or facts becomes known to the Company Board prior to the Offer Acceptance Time; provided, however, that in no event shall any of the following, alone or in combination, constitute an Intervening Event: (i) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof, (ii) changes in the trading price or trading volume of the Company Common Stock, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such changes may be taken into account the extent otherwise permitted by this definition), (iii) meeting or exceeding any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or exceeding the Company’s internal or external budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to the Company meeting or exceeding such estimates, projections, budgets, plans or forecasts may be taken into account to the extent otherwise permitted by this definition), or (iv) any consequence to the extent arising as a result of the Company’s breach of any covenant, agreement or obligation in this Agreement to be performed by it.

(ccc) “Knowledge” of the Company, with respect to any matter in question, means the actual knowledge, and such knowledge that would be obtained after conducting a reasonable inquiry of such individual’s direct reports, as of the date of this Agreement, of the individuals listed on Section 1.1(ccc) of the Company Disclosure Letter.

(ddd) “Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority, and any award, order or decision of an arbitrator or arbitration panel with jurisdiction over the parties and subject matter of the dispute.

(eee) “Legal Proceeding” means any claim, action, charge, lawsuit, litigation, arbitration or other similar legal proceeding brought by or pending before any Governmental Authority, arbitrator, mediator or other tribunal.

(fff) “Licensed Intellectual Property” means Intellectual Property licensed to the Company or its Subsidiaries (i) under any Contract set forth on Section 1.1(hhh)(xiv) of the Company Disclosure Letter or (ii) that is material to the Company and its Subsidiaries, taken as a whole.

(ggg) “Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude or transfer restriction.

(hhh) “Material Contract” means any of the following Contracts (together with any Contract of the type described in subclauses (i) through (xix) entered into after the date of this Agreement and prior to the Closing Date) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their assets or businesses are legally bound (other than an Employee Plan):

(i) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K that constitute an Employee Plan) with respect to the Company and its Subsidiaries, taken as whole, or Contract that is required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC;

(ii) any Contract with a Top Supplier;

(iii) any Contract containing any covenant limiting the right of the Company or any of its Subsidiaries to (A) engage in any line of business, (B) own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses or (C) solicit, hire, engage, retain or employ any Person’s current or former employees, in each case, other than (y) any such Contracts that may be cancelled without material liability to the Company or its Subsidiaries upon notice of ninety (90) days or less or (z) solely in the case of clauses (A) and (C), are not material to the Company and its Subsidiaries, taken as a whole;

(iv) any Contract that limits the ability of the Company or its Subsidiaries to offer Franchises in any line of business or with any Person or in any geographic area or market segment (including any license, collaboration, area franchise, master franchise, area development, agency or distribution agreements), or that provides for exclusivity in connection with any of the foregoing, other than any Company Franchise Agreements that provide Company Franchisees territorial protections in the ordinary course of business;

(v) (A) any Company Franchise Agreement (1) pursuant to which monthly franchise, royalty, membership or similar fees billed are, or could reasonably be expected to be, $30,000 or more or (2) with any Company Franchisee having three (3) or more franchised locations or (B) any Contract that provides for the development by a Company Franchisee of three (3) or more Franchises and such Company Franchisee has not satisfied the entirety of such commitment;

(vi) any Contract containing “most favored nation,” “exclusivity” or similar provisions that are material to the Company, other than any such Contracts that may be cancelled without material liability to the Company or its Subsidiaries upon notice of 90 days or less;

(vii) any Contract (other than the Confidentiality Agreement) containing a standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire (or agreed to cause any other Person not to acquire) assets or securities of a Person;

(viii) any Contract (A) containing any “earn-out” provisions or other contingent payment obligations that would reasonably be expected to result in payment obligations by the Company or any of its Subsidiaries after the date of this Agreement or (B) under which the Company or any of its Subsidiaries has continuing obligations (1) relating to the disposition or acquisition of assets by the Company or any of its Subsidiaries with a fair market value in excess of $1,000,000 other than in the ordinary course of business consistent with past practice; or (2) pursuant to which the Company or any of its Subsidiaries acquired an ownership interest in any other Person or other business enterprise, other than any Subsidiary of the Company, with such ownership interest having a fair market value in excess of $1,000,000;

(ix) any Contract under which the Company or any of its Subsidiaries has continuing obligations and involve payments after the date of this Agreement in excess of $1,000,000;

(x) any Contract (A) with respect to Indebtedness for borrowed money; (B) providing for Indebtedness (other than for borrowed money) in excess of $500,000; (C) providing for Indebtedness comprising guarantees of third party obligations or liabilities in excess of $100,000; or (D) that creates or grants a Lien on any material property or material asset of the Company or any of its Subsidiaries other than Permitted Liens (excluding, for the avoidance of doubt, intercompany loans between the Company and any of its Subsidiaries or between any Subsidiaries of the Company);

(xi) any Contract obligating the Company or any of its Subsidiaries to make any capital commitment or capital expenditure in an amount in excess of $1,000,000 that may not be cancelled without material liability to the Company or its Subsidiaries upon notice of ninety (90) days or less;

(xii) any Contract relating to the future or potential acquisition, development, sale or lease of a restaurant or real property, under which the Company and its Subsidiaries owe an amount in excess of $1,000,000, and that may not be cancelled without material liability to the Company or its Subsidiaries upon notice of ninety (90) days or less;

(xiii) any Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries or prohibits the pledging of capital stock of the Company or any of its Subsidiaries;

(xiv) any Contract pursuant to which the Company or any of its Subsidiaries grants to a third party a license to any Company Intellectual Property or a third party grants to the Company or any of its Subsidiaries a license to any Intellectual Property owned by such third party, in each case, other than (A) Contracts involving payments of less than $500,000 in the aggregate, (B) non-exclusive licenses granted to Company Franchisees and (C) non-exclusive licenses granted in the ordinary course of business consistent with past practice;

(xv) any Contract providing for indemnification of any officer, director or employee by the Company or any of its Subsidiaries;

(xvi) any collective bargaining agreement or other similar Contract with a labor union, works council, or labor organization;

(xvii) any Contract (A) with any state or local Governmental Authority that involves amounts of $150,000 or more or (B) with any federal Governmental Authority that involves amounts of $10,000 or more;

(xviii) any Contract that involves a joint venture or partnership (it being understood that this clause (xviii) does not include commercial arrangements where there is no joint ownership by the Company or any of its Subsidiaries and the counterparty of equity in a Person); and

(xix) any Contract containing a commitment or agreement to enter into any of the foregoing.

(iii) “NASDAQ” means The NASDAQ Global Select Market.

(jjj) “New Company Franchise Agreement Form” means a form of franchise agreement to be finalized by the Company following the date of this Agreement that includes, among other things, the terms set forth on Section 5.2(m) of the Company Disclosure Letter; provided that the Company shall reasonably consult with Parent prior to finalizing the New Company Franchise Agreement Form and shall consider in good faith any comments made by Parent in respect thereto.

(kkk) “Order” means any order, judgment, judicial decision, decree (including any consent decree or similar agreed order or judgment), injunction, ruling, award, settlement, stipulation, writ or verdict, whether civil, criminal or administrative, in each case, that is entered, issued or rendered by any Governmental Authority of competent jurisdiction (whether temporary, preliminary or permanent).

(lll) “Organizational Documents” means the certificate of incorporation, bylaws, certificate of formation, partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person.

(mmm) “Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which an adequate reserve is reflected in the Company’s financial statements in accordance with GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other liens or security interests that are not yet due or that are being contested in good faith and by appropriate proceedings and for which an adequate reserve is reflected in the Company’s financial statements in accordance with GAAP; (iii) liens imposed by applicable Law (other than Laws in respect of Tax); (iv) pledges or deposits to secure obligations pursuant to workers’ compensation Laws; (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vi) defects, imperfections or irregularities in title, charges, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any type), and zoning, building and other similar codes or restrictions, in each case, that do not adversely affect in any material respect the current occupancy and use of the applicable property; (vii) any non-exclusive licenses of any Intellectual Property entered into in the ordinary course of business (including Franchise Agreements); (viii) mortgages, pledges and other liens pursuant to the Company Credit Agreement (and any refinancing, extension, renewal or replacement thereof); (ix) statutory, common Law or contractual liens securing payments not yet due, including liens of landlords pursuant to the terms of any lease or liens against the interests of the landlord or owner of any leased real property unless caused by the Company or any of its Subsidiaries; (x) liens (or other encumbrances of any type) that do not materially and adversely affect the current use of the applicable property; or (xi) liens (or other encumbrances of any type) reflected in the Company SEC Reports.

(nnn) “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(ooo) “Personal Information” means any Company Information that identifies, relates to, or describes, an identified or identifiable natural person or that is reasonably capable of being associated with or could reasonably be linked, directly or indirectly, with a particular individual or household.

(ppp) “Privacy Commitments” means all (i) Privacy Laws, (ii) the Company’s privacy policies, notices, or statements published by Company or its Subsidiaries, (iii) internal policies, procedures or standards of Company or its Subsidiaries, (iv) binding industry standards with respect to the security of Systems and the privacy, security, and other processing of Personal Information (including the Payment Card Industry Data Security Standard) and (v) Contracts to which the Company or its Subsidiaries is bound to the extent related to the collection, use, disclosure, sale, licensing, transfer, security, storage, retention, disposal or other processing of Personal Information.

(qqq) “Privacy Laws” means any applicable Laws relating to the privacy, confidentiality, protection, transfer, disclosure, sale or security of Personal Information or Systems.

(rrr) “Real Property” means the Owned Real Property and the Leased Real Property.

(sss) “Registered Intellectual Property” means all United States, international and foreign (i) Patents and Patent applications (including provisional applications); (ii) registered Marks and applications to register Marks (including intent-to-use applications, or other registrations or applications related to Marks); (iii) registered Copyrights and applications for Copyright registration; and (iv) internet domain names.

(ttt) “Relationship Laws” means any Laws regulating franchise termination, non-renewal, unfair practices or other aspects of the relationship between franchisors and franchisees, including the requirements of such Laws with respect to notice of default, time to cure and the actual termination of any franchisee or business opportunity operator.

(uuu) “Release” means any release, spill, emission, leaking, pumping, emitting, depositing, discharging, injecting, escaping, leaching, dispersing, dumping, pouring, or disposing into, onto or through the environment (including ambient air, surface water, ground water, land surface or subsurface strata).

(vvv) “Representatives” means, with respect to any Person, such Person’s directors, officers, employees, consultants, investment bankers, attorneys, agents, advisors and other representatives.

(www) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(xxx) “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(yyy) “Securities Act” means the Securities Act of 1933.

(zzz) “Subsidiary” means, with respect to any Person, any other Person (other than a natural Person) of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (ii) representing more than 50% such securities or ownership interests, in each case, are at the time directly or indirectly owned by such first Person.

(aaaa) “Superior Proposal” means any Acquisition Proposal (with all references to “20%” in the definition of Acquisition Proposal being deemed to be references to “50%”) on terms that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisors and outside legal counsel) (i) if consummated, would be more favorable, from a financial point of view, to the Company Stockholders than the Transactions (taking into account any legal, regulatory, financial, timing, financing and other aspects of such proposal that the Company Board (or a committee thereof) considers relevant) and (ii) is reasonably likely to be, and reasonably capable of being, consummated in accordance with its terms.

(bbbb) “Systems” means all of the following that are owned by or used by the Company or its Subsidiaries, including software, computer hardware (whether general or special purpose), websites, website content and links and equipment used to process, store, maintain and operate data, database operating systems and electronic data processing, record keeping, and communications, telecommunications systems, networks, interfaces, platforms, servers, peripherals, computer systems, and other information technology infrastructure, including any such outsourced systems used by the Company or its Subsidiaries.

(cccc) “Tax” means any U.S. federal, state, local and non-U.S. taxes, assessments and similar governmental charges and impositions in the nature of a tax imposed by a Governmental Authority (including taxes based upon or measured by gross receipts, income, profits, gains, sales, use, or occupation, value added, ad valorem, transfer, franchise, wage or other withholding, payroll, estimated, severance, employment, unemployment, social security (or similar), workers’ compensation, excise, property, government pension plan, accumulated earnings, premiums, conveyance, net worth, capital stock, stamp, personal holding company, goods and services, environmental customs duties, registration, alternative, add-on minimum) together with any interest, penalties and additions to tax imposed thereon.

(dddd) “Tax Return” means any return, declaration, report, statement, or information return required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(eeee) “Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries or Affiliates (or their respective directors or officers) or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to this Agreement or the Transactions, other than any Legal Proceedings solely among the Parties related to this Agreement.

(ffff) “WARN” means the United States Worker Adjustment and Retraining Notification Act of 1988.

(gggg) “Willful Breach” means shall mean an intentional and material breach, or an intentional and material failure to perform, in each case that is the consequence of an act or omission by a party with the knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

1.2 Index of Additional Defined Terms. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Agreement	Preamble
Alternative Acquisition Agreement	5.3(a)
Anti-Takeover Laws	3.3(c)
Applicable Employee	6.7(b)
Applicable Employee Bonus	6.7(b)
Bonus Program	6.7(c)
Bylaws	3.1(b)
Capitalization Date	3.6(a)
Certificate of Merger	2.3(a)
Certificates	2.8(c)
Charter	3.1(b)
Chosen Courts	9.10
Closing	2.2
Closing Date	2.2
Company	Preamble
Company Board Recommendation	3.3(a)
Company Board Recommendation Change	5.3(c)(i)
Company Disclosure Letter	Article III
Company Franchise	3.29(a)
Company Franchise Agreements	3.29(a)
Company Related Parties	8.3(d)
Company Securities	3.6(d)
Compensation Committee	6.5(b)
Confidentiality Agreement	9.4
Continuation Period	6.7(c)
Copyrights	1.1(aaa)
D&O Insurance	6.6(c)
Delaware Secretary	2.3(a)
Depository Agent	2.8(a)
Determination Notice	5.3(d)(ii)(B)
DGCL	Recitals
Dissenting Company Shares	2.6(c)
DSU Consideration	2.7(d)
DTC	2.8(d)
Effective Time	2.3(b)
Electronic Delivery	9.14
Enforceability Exceptions	3.2
Employment Agreement Amendment	6.7(b)
FCPA	3.23
Franchise Schedule Period	3.29(e)

Term	Section Reference
HQ Employees	6.7(c)
Indemnified Person(s)	6.6(a)
Leased Real Property	3.13(b)
Marks	1.1(aaa)
Maximum Annual Premium	6.6(c)
Merger	Recitals
Merger Consideration	2.6(a)(ii)
Merger Sub	Preamble
Minimum Condition	Annex I
Multiemployer Plan	3.18(b)
New Plans	6.7(d)
Notice Period	5.3(d)(ii)(B)
Old Plans	6.7(d)
Offer	Recitals
Offer Acceptance Time	2.1(d)
Offer Commencement Date	2.1(c)
Offer Conditions	2.1(b)
Offer Documents	2.1(f)
Offer Expiration Time	2.1(c)
Offer to Purchase	2.1(b)
Other Anti-Bribery Laws	3.23
Other Indemnified Persons	6.6(e)
Owned Company Shares	2.6(a)(iii)
Owned Real Property	3.13(a)
Parent	Preamble
Party	Preamble
Patents	1.1(aaa)
Payment Agent	2.8(a)
Payment Fund	2.8(b)
PCI	1.1(qqq)
Per Share Price	Recitals
Pre-Closing Period	5.1
Prorated Bonus	6.7(c)
PSU Consideration	2.7(c)
Qualifying Termination Bonus	6.7(c)
Real Property Leases	3.13(b)
Remaining Bonus	6.7(c)
RSA Consideration	2.7(a)
RSU Consideration	2.7(b)
Sanctions	3.24(a)
Schedule 14D-9	2.1(j)(ii)
Significant Subsidiary	3.7(e)
Stockholder List Date	2.1(k)
Support Agreement	Recitals
Surviving Corporation	2.3(c)

Term	Section Reference
Termination Condition	Annex I
Termination Date	8.1(c)
Top Suppliers	3.25
Transactions	Recitals
Uncertificated Shares	2.8(c)

1.3 Certain Interpretations.

(a) When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b) When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c) Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e) When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f) The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g) When reference is made to any party to this Agreement or any other agreement or document, such reference includes such party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h) Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(i) Unless the context otherwise requires, any definition of or reference to any Law or any provision of any Law herein shall be construed as referring to such Law as from time to time amended, supplemented or modified, including by succession of comparable successor Laws and references to the rules and regulations promulgated thereunder or pursuant thereto.

(j) References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms hereof and thereof.

(k) All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP.

(l) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(m) The measure of a period of one (1) month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one (1) month following February 18 is March 18 and one (1) month following March 31 is May 1).

(n) If the day or time by which an action is required or permitted to be taken under the Agreement is or falls on a non-Business Day, then, except as may be required by Law, such action may be taken on the next succeeding Business Day.

(o) The Parties agree that they have been represented by legal counsel during the negotiation, execution and delivery of this Agreement and therefore waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(p) Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been (i) posted to a virtual data room managed by the Company at www.datasite.com; or (ii) delivered or provided to Parent or its Affiliates or its or their respective Representatives, in each case at least two Business Days prior to the date of this Agreement.

(q) All references to time shall refer to New York City time unless otherwise specified.

ARTICLE II

THE OFFER AND THE MERGER

2.1 The Offer.

(a) Commencement of the Offer. Subject to the terms and conditions of this Agreement, and unless this Agreement shall have been validly terminated in accordance with Article VIII, as promptly as practicable after the execution and delivery of this Agreement and in no event later than ten (10) Business Days after the date of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer to purchase any and all of the outstanding shares of Company Common Stock (other than Owned Company Shares) at a price per share of Company Common Stock equal to the Per Share Price to the holder of the share of Company Common Stock in cash, without interest thereon (but subject to applicable withholding).

(b) Terms and Conditions of the Offer. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer are subject only to the terms and conditions set forth in this Agreement, including the satisfaction or waiver of the Minimum Condition, the Termination Condition and the other conditions set forth in Annex I (collectively, the “Offer Conditions”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms and conditions of the Offer set forth in this Agreement, including the Minimum Condition, the Termination Condition and the other Offer Conditions. Merger Sub expressly reserves the right (but is not obligated to) at any time and from time to time in its sole discretion to waive, in whole or in part, any Offer Condition or modify the terms of the Offer (including by increasing the Per Share Price), in each case, only (and Merger Sub shall not do so except) in a manner not inconsistent with the terms of this Agreement, except that, for the avoidance of doubt, without the prior written consent of the Company, Merger Sub shall not (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) reduce the Per Share Price, (iii) directly or indirectly amend, modify, supplement or waive the Minimum Condition or the Termination Condition, (iv) directly or indirectly amend, modify or supplement any Offer Condition, (v) directly or indirectly amend, modify or supplement any other term of the Offer in any individual case in any manner that is adverse to the holders of shares of Company Common Stock or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Parent, Merger Sub or the Company to consummate the Offer or the Merger, (vi) terminate the Offer or accelerate, extend or otherwise change the Offer Expiration Time (except as expressly required or permitted by the other provisions of this Section 2.1), (vii) change the form of consideration payable in the Offer or (viii) provide for any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.

(c) Expiration and Extension of the Offer. The expiration date and time for the Offer, as the same may be extended from time to time in accordance with the terms of this Agreement, is hereinafter referred to as the “Offer Expiration Time.” The initial Offer Expiration Time shall be one (1) minute after 11:59 p.m. (New York City time) on the date that is twenty (20) Business Days (determined pursuant to Rule 14d-1(g)(3) and Rule 14e-1(a) promulgated under the Exchange Act) from the date on which Merger Sub commences the Offer, within the meaning of Rule 14d-2 promulgated under the Exchange Act (the “Offer Commencement Date”). Subject to the Parties’ respective rights to terminate the Agreement in accordance with Article VIII, Merger Sub shall (and Parent shall cause Merger Sub to):

(i) extend the Offer for any period required by any applicable rule, regulation, interpretation or position of the SEC or the staff thereof or NASDAQ (including in order to comply with Rule 14e-1(b) promulgated under the Exchange Act in respect of any change in the Per Share Price) or as may be necessary to resolve any comments of the SEC or the staff or NASDAQ, in each case, as applicable to the Offer, the Schedule 14D-9 or the Offer Documents; and

(ii) if, as of any then-scheduled Offer Expiration Time, any Offer Condition is not satisfied and has not been waived by Parent or Merger Sub (to the extent permitted hereunder), extend the Offer (x) on one or more occasions in consecutive increments of up to ten (10) Business Days each (or such longer or shorter period as the Parties may agree) or (y) if any then-scheduled Offer Expiration Time is ten (10) or fewer Business Days before the Termination Date, until 11:59 p.m., New York City Time, on the day before the Termination Date (or such other date and time as the Parties may agree); provided, however, that without the Company’s written consent, Merger Sub shall not extend the Offer, and without Parent’s prior written consent, Merger Sub shall not be required to extend the Offer, in each case, beyond the earlier of (1) the Termination Date or (2) the valid termination of this Agreement in accordance with Section 8.1; provided, however, that, in the case of clause (1), if at the Termination Date or any time thereafter Parent is not then permitted to terminate this Agreement pursuant to Section 8.1(c), Merger Sub shall be required to (and Parent shall cause Merger Sub to) extend the Offer beyond the Termination Date.

(d) Consummation of the Offer; Payment. On the terms and subject to the conditions of the Offer and this Agreement, Merger Sub shall (and Parent shall cause Merger Sub to) (i) consummate the Offer and irrevocably accept for payment all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer promptly after (and in any event, no later than the first (1st) Business Day after) the Offer Expiration Time (the time of such acceptance, the “Offer Acceptance Time”) and (ii) promptly after (and in any event, no later than the second (2nd) Business Day after) the Offer Acceptance Time, pay for such shares of Company Common Stock.

(e) Termination of the Offer. Parent and Merger Sub shall not terminate the Offer or permit the Offer to be terminated prior to the Offer Expiration Time (as it may be extended and re-extended in accordance with this Agreement), unless and until this Agreement is validly terminated in accordance with Section 8.1. In the event that this Agreement is validly terminated pursuant to Section 8.1 prior to any scheduled expiration of the Offer, Merger Sub shall, and Parent shall cause Merger Sub to, promptly (but in any event not more than one (1) Business Day after such termination) irrevocably and unconditionally terminate the Offer. If the Offer is terminated or withdrawn by Merger Sub, Merger Sub shall promptly return, and shall cause any depository acting on behalf of Merger Sub to return, all tendered shares of Company Common Stock to the record holders thereof in accordance with applicable Law.

(f) Offer Documents. Promptly on the Offer Commencement Date, Parent and Merger Sub shall (i) file with the SEC, in accordance with Rule 14d-3 promulgated under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer, which Tender Offer Statement shall contain the Offer to Purchase and a related letter of transmittal, summary advertisement, notice of guaranteed delivery and other ancillary offer documents pursuant to which the Offer will be made (such Schedule TO and documents, together with any exhibits, supplements or amendments thereto, the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to holders of shares of Company Common Stock, in each case, as and to the extent required by applicable Law. The Company shall promptly furnish Parent and Merger Sub with all information concerning the Company and its stockholders required by the Exchange Act or other applicable Law to be set forth in the Offer Documents and all other information concerning the Company and its stockholders as reasonably requested by Parent and Merger Sub for inclusion in the Offer Documents (none of which will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading) and, unless previously withdrawn in accordance with Section 5.3(e), shall allow Parent and Merger Sub to include the Company Board Recommendation in the Offer Documents. Parent and Merger Sub shall cause the Offer Documents to comply in all material respects with the requirements of applicable Law and, on the date first filed with the SEC and on the date first published, sent or given to the holders of shares of Company Common Stock, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no covenant is made by Parent or Merger Sub with respect to information supplied by the Company in writing specifically for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information is or shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to the holders of shares of Company Common Stock, in each case, as and to the extent required by applicable Law. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Offer Documents and any amendments and supplements thereto (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to filing such documents with the SEC or dissemination of such documents to the stockholders of the Company, and Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Parent and Merger Sub shall (A) provide the Company and its counsel any written comments that Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments (and shall give the Company and its counsel prompt telephonic notice of any material discussions with or oral comments received from the SEC staff), (B) provide the Company and its counsel a reasonable opportunity to review and comment upon the proposed responses to any such comments and a copy of any proposed written responses thereto prior to the filing thereof and (C) give reasonable and good faith consideration to any comments made by the Company and its counsel on any such proposed responses. Parent and Merger Sub shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents.

(g) Guaranteed Delivery. For purposes of this Agreement and the Offer, unless mutually agreed by Parent and the Company, any shares of Company Common Stock subject to notices of guaranteed delivery shall be deemed not to be validly tendered into the Offer unless and until the shares of Company Common Stock underlying such notices of guaranteed delivery are “received” (as defined by Section 251(h) of the DGCL) by Merger Sub or by an agent of Merger Sub; provided that, for the avoidance of doubt, Merger Sub shall not have any obligation to make any payment for such shares of Company Common Stock unless and until such shares of Company Common Stock are delivered in settlement or satisfaction of such guarantee.

(h) Notification of Offer Status. Parent shall keep the Company reasonably informed on a reasonably current basis of the status of the Offer, including with respect to the number of shares of Company Common Stock that have been validly tendered and not validly withdrawn in accordance with the terms of the Offer, and with respect to any material developments with respect thereto and, upon the Company’s written request, provide the Company as soon as reasonably practicable with the most recent report then available from the Depository Agent detailing the number of shares of Company Common Stock that have been validly tendered and not validly withdrawn in accordance with the terms of the Offer.

(i) Adjustment to the Per Share Price. Without limiting the Company’s obligations under Section 5.2, the Per Share Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into shares of Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the shares of Company Common Stock occurring on or after the date of this Agreement and prior to the Offer Acceptance Time.

(j) Company Actions.

(i) Approval. The Company hereby approves of and consents to the Transactions. The Company agrees that no shares of Company Common Stock held by the Company or any of the Company Subsidiaries (other than any such shares held on behalf of third parties) will be tendered pursuant to the Offer.

(ii) Schedule 14D-9. Concurrently with or as soon as reasonably practicable following the filing of the Schedule TO with the SEC, the Company shall (i) file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, as amended or supplemented from time to time and including any exhibits thereto, the “Schedule 14D-9”) that, unless the Company Board (or a committee thereof) has effected a Company Board Recommendation Change in accordance with Section 5.3(d), shall include the Company Board Recommendation and the notice and other information required by Section 262(d)(2) of the DGCL and (ii) cause the Schedule 14D-9 to be disseminated to holders of shares of Company Common Stock as and to the extent required by Rule 14d-9 promulgated under the Exchange Act and any other applicable Law, including by setting the Stockholder List Date as the record date for purposes of receiving the notice required by Section 262(d)(2) of the DGCL. Parent and Merger Sub shall promptly furnish the Company with all information concerning Parent and Merger Sub required by the Exchange Act to be set forth in the Schedule 14D-9, and all other information concerning Parent and Merger Sub as reasonably requested by the Company for inclusion in the Schedule 14D-9 (none of which will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading). The Company shall cause the Schedule 14D-9 to comply in all material respects with the requirements of applicable Law and, on the date first filed with the SEC and on the date first published, sent or given to the holders of shares of Company Common Stock, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no covenant is made by the Company with respect to information supplied by Parent or Merger Sub in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the holders of shares of Company Common Stock, in each case, as and to the extent required by applicable Law. Except with respect to any filing in connection with or following a Company Board Recommendation Change made in accordance with Section 5.3(d) or in connection with any disclosures made in compliance with Section 5.3, Parent and its counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 and any amendments and supplements thereto (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to filing such documents with the SEC or dissemination of such documents to the stockholders of the Company and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel. Except with respect to any filing in connection with or following a Company Board Recommendation Change or in connection with any disclosures made in compliance with Section 5.3, the Company shall (A) provide Parent and its counsel any written comments that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments (and shall give Parent and its counsel prompt telephonic notice of any oral comments received from the SEC staff), (B) provide Parent and its counsel a reasonable opportunity to review and comment upon the proposed responses to any such comments and a copy of any proposed written responses thereto prior to the filing thereof and (C) give reasonable and good faith consideration to any comments made by Parent and its counsel on any such proposed responses. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.

(k) Stockholder Lists. In connection with the Offer, the Company shall, or shall cause its transfer agent to, furnish to Parent and Merger Sub (x) promptly after the date of this Agreement and (y) from time to time thereafter as requested by Parent, a list of its stockholders and mailing labels containing the names and addresses of the record holders of shares of Company Common Stock as of the most recent practicable date and of those persons becoming record holders subsequent to such date, together with copies of all lists of record holders and beneficial owners of the shares of Company Common Stock, security position listings and computer files and all other information in the Company’s possession regarding the beneficial owners of the shares of Company Common Stock, and shall furnish to Parent and Merger Sub such information and assistance (including updated lists of stockholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer to the holders of shares of Company Common Stock (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Subject to applicable Law, and except for such steps as are necessary to communicate the Offer to the holders of shares of Company Common Stock, Parent and Merger Sub and their Representatives shall (i) hold in confidence such lists, files and information and will use such information only in connection with the Transactions, including the Offer and the Merger, and (ii) if this Agreement is terminated, promptly either deliver to the Company or destroy, and shall cause their Representatives to deliver to the Company or destroy, all copies and any extracts or summaries of such information then in their possession or control and notify the Company that all such material has been so returned or destroyed.

2.2 The Closing. Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) will take place promptly following (but in any event on the same date as) the Offer Acceptance Time, except if the conditions set forth in Section 7.1(b) shall not be satisfied or, to the extent permitted hereunder and by applicable Law, waived as of such date, in which case the Closing shall take place no later than the first (1st) Business Day on which all conditions set forth in Section 7.1(b) are satisfied or, to the extent permitted hereunder and by applicable Law, waived, unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the Parties. The Closing shall be held at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, NY 10022, or remotely by exchange of documents and signatures (or their electronic counterparts) or such other location as Parent, Merger Sub and the Company mutually agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.”

2.3 The Merger.

(a) Effecting the Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, as promptly as practicable on the Closing Date, Parent, Merger Sub and the Company shall (i) cause a certificate of merger in customary form and substance (the “Certificate of Merger”), to be executed and delivered to the Office of the Secretary of State of the State of Delaware (the “Delaware Secretary”) for filing in such form as required by and in accordance with the applicable provisions of the DGCL and (ii) take all other necessary or appropriate action to cause the Merger to be effected under Section 251(h) of the DGCL without the adoption of this Agreement by the Company Stockholders. The Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL.

(b) Effective Time. The Merger shall become effective on such date and at such time as when the Certificate of Merger has been duly filed with and accepted by the Delaware Secretary or at such later time and date as may be agreed by the Parties in writing and specified in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

(c) Surviving Corporation. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and shall become an indirect wholly owned Subsidiary of Parent, and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the properties, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(d) Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL, this Agreement and the Certificate of Merger.

2.4 Certificate of Incorporation and Bylaws.

(a) Certificate of Incorporation. At the Effective Time and without any further action on the part of the Company or Merger Sub, the certificate of incorporation of the Company shall be amended and restated in its entirety to read as set forth in Exhibit A attached hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation (subject to Section 6.6(a)).

(b) Bylaws. At the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation, except that all references to Merger Sub shall automatically be amended and shall become references to the Surviving Corporation, until thereafter amended as provided by the DGCL, the certificate of incorporation and such bylaws (subject to Section 6.6(a)).

2.5 Directors and Officers. The Parties shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation immediately following the Effective Time, and the officers of Merger Sub immediately prior to the Effective Time will be the officers of the Surviving Corporation immediately following the Effective Time, in each case, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, in each case as provided in the Organizational Documents of the Surviving Corporation and by applicable Law.

2.6 Effect on Capital Stock.

(a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following will occur:

(i) each share of common stock, par value $0.01 per share, of Merger Sub that is issued and outstanding as of immediately prior to the Effective Time will automatically be canceled and converted into one (1) validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation;

(ii) each share of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than Owned Company Shares or Dissenting Company Shares) will automatically be cancelled, extinguished and converted into the right to receive the Per Share Price in cash (the “Merger Consideration”), without interest, in accordance with the provisions of Section 2.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.10); and

(iii) each share of Company Common Stock that is (A) held by the Company as treasury stock or (B) owned by Parent, Merger Sub or any of Parent’s other Subsidiaries (including shares of Company Common Stock acquired pursuant to the Offer), in each case, as of immediately prior to the Effective Time (collectively, the “Owned Company Shares”) will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(b) Adjustment to the Merger Consideration. Without limiting the Company’s obligations under Section 5.2, the Merger Consideration will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Common Stock occurring on or after the date of this Agreement and prior to the Effective Time.

(c) Statutory Rights of Appraisal. Notwithstanding anything to the contrary set forth in this Agreement, if required by the DGCL (but only to the extent required thereby), Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than the Owned Company Shares) and that is held by holders of such Company Common Stock who are entitled to demand appraisal and who have (or for which the “beneficial owner” (as defined, for purposes of this Section 2.6, in Section 262(a) of the DGCL) has) properly exercised appraisal rights with respect thereto in accordance with, and who have (and, to the extent applicable, for which the applicable beneficial owner has) complied with, Section 262 of the DGCL with respect to any such shares of Company Common Stock (the “Dissenting Company Shares”) shall, by virtue of the Merger, automatically be cancelled and shall cease to exist, and such Dissenting Company Shares will not be converted into the right to receive the Merger Consideration pursuant to this Section 2.6, and the holders or beneficial owners of such Dissenting Company Shares will be entitled to receive payment of the fair value of such Dissenting Company Shares in accordance with the provisions of such Section 262 unless and until any such holder (or, to the extent applicable, such beneficial owner) fails to perfect or effectively withdraws or loses their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder (or, to the extent applicable, such beneficial owner) fails to perfect or effectively withdraws or loses such rights, such Dissenting Company Shares will thereupon be treated as if they had been converted into, at the Effective Time, the right to receive the Merger Consideration, without interest, and the Surviving Corporation shall remain liable for payment of the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.11 and less any amounts previously paid to such holder pursuant to Section 262(h) of the DGCL) for such Dissenting Company Shares in accordance with this Agreement. At the Effective Time, any holder or beneficial owner of Dissenting Company Shares will cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company shall give Parent (i) reasonably prompt notice of any demands received by the Company for appraisal of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to Section 262 of the DGCL that relates to such demand and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal, settle or offer to settle any such demands, waive any holder of Dissenting Company Shares’ failure to comply with the DGCL, or offer or agree to do any of the foregoing.

2.7 Equity Awards.

(a) Company RSAs. At the Effective Time, except as may otherwise be agreed in writing by the Company, Parent and the holder thereof, each Company RSA outstanding as of immediately prior to the Effective Time, whether vested or unvested, will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be fully vested, cancelled and converted into and will become the right to receive an amount in cash, without interest thereon (but subject to applicable withholding), equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the total number of shares of Company Common Stock subject to such Company RSA (the “RSA Consideration”).

(b) Company RSUs. At the Effective Time, except as may otherwise be agreed in writing by the Company, Parent and the holder thereof, each Company RSU outstanding as of immediately prior to the Effective Time, whether vested or unvested, will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be fully vested, cancelled and converted into and will become the right to receive an amount in cash, without interest thereon (but subject to applicable withholding), equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the total number of shares of Company Common Stock subject to such Company RSU (the “RSU Consideration”).

(c) Company PSUs. At the Effective Time, except as may otherwise be agreed in writing by the Company, Parent and the holder thereof, each Company PSU outstanding as of immediately prior to the Effective Time, whether vested or unvested, will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be fully vested, cancelled and converted into and will become the right to receive an amount in cash, without interest thereon (but subject to applicable withholding), equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the total number of shares of Company Common Stock subject to such Company PSU, with the achievement of the performance-based vesting metrics applicable to each Company PSU based on achievement of the applicable performance metrics as specified in the applicable award agreement (the “PSU Consideration”).

(d) Company DSUs. At the Effective Time, each Company DSU outstanding as of immediately prior to the Effective Time, whether vested or unvested, will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be fully vested, cancelled and converted into and will become the right to receive an amount in cash, without interest thereon (but subject to applicable withholding), equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the total number of Company DSUs credited to the holder’s account (the “DSU Consideration”).

(e) Payment Procedures. At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, an amount in cash sufficient to pay, taking into account any cash held by the Company, the aggregate RSA Consideration owed to all holders of Company RSAs, the aggregate RSU Consideration owed to all holders of Company RSUs, the aggregate PSU Consideration owed to all holders of Company PSUs and the aggregate DSU Consideration owed to all holders of Company DSUs. As promptly as reasonably practicable, but in any event no later than five (5) Business Days, after the Closing Date, the applicable holders of Company RSAs, Company RSUs, Company PSUs and

Company DSUs shall receive a payment from the Company or the Surviving Corporation, through its payroll system or payroll provider, of all amounts required to be paid to such holders in respect of the Company RSAs, Company RSUs, Company PSUs and Company DSUs that are cancelled and converted pursuant to this Section 2.7; provided that, to the extent any such amounts relate to a Company RSU, Company PSU or Company DSU that is nonqualified deferred compensation subject to Section 409A of the Code, the Surviving Corporation shall pay such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement relating to such Company RSU, Company PSU or Company DSU that shall not trigger a Tax or penalty under Section 409A of the Code.

(f) Further Actions. Prior to the Effective Time, the Company Board (or a committee thereof) shall take, or cause to be taken, all actions reasonably necessary, including to adopt any resolutions, to effect the cancellation and conversion of Company RSAs, Company RSUs, Company PSUs and Company DSUs upon the Effective Time and otherwise to give effect to this Section 2.7 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act), which actions or resolutions will provide that such Company RSAs, Company RSUs, Company PSUs and Company DSUs shall terminate conditioned upon, and effective immediately after, the Effective Time and the holders thereof will be entitled only to the amount specified herein in respect thereof.

2.8 Exchange of Certificates.

(a) Depository Agent; Payment Agent. As soon as practicable after the date of this Agreement, and in any event prior to the Offer Acceptance Time, Parent shall (i) select a nationally recognized bank or trust company reasonably acceptable to the Company to act as agent (the “Depository Agent”) for the holders of shares of Company Common Stock to receive the Per Share Price to which such holders shall become entitled pursuant to Section 2.1(d) and to act as an agent (the “Payment Agent”) for the holders of shares of Company Common Stock to receive the Merger Consideration to which such holders shall become entitled pursuant to pursuant to Section 2.6; and (ii) enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent.

(b) Payment Fund. Promptly after (and in any event no later than the earlier of (i) the Effective Time and (ii) the second (2nd) Business Day after the Offer Acceptance Time) the Offer Acceptance Time, Parent shall deposit (or cause to be deposited) with the Depository Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock pursuant to Section 2.1(d), an amount of cash equal to the aggregate Per Share Price to which such holders become entitled pursuant to Section 2.1(d). At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock pursuant to Section 2.6, an amount of cash equal to the aggregate Merger Consideration to which such holders become entitled pursuant to Section 2.6 (together with the amount deposited pursuant to the immediately preceding sentence, the “Payment Fund”). Until disbursed in accordance with the terms and conditions of this Agreement, such cash shall be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available). To the extent that (A) there are any losses with respect to any investments of the Payment Fund; (B) the Payment Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.1(d) and Section 2.6; or (C) all or any portion of the Payment Fund is unavailable for Merger Sub or Parent (or the Payment Agent on behalf of Merger Sub or Parent), as applicable, to promptly pay the cash amounts contemplated by Section 2.1(d) and Section 2.6 for any reason, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Payment Fund so as to ensure that the Payment Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.1(d) and Section 2.6. Any income from investment of the Payment Fund shall be payable to Parent or the Surviving Corporation, as Parent directs. The Payment Fund shall not be used for any purpose other than the payment to holders of shares of Company Common Stock as contemplated by Section 2.1(d) and Section 2.6.

(c) Payment Procedures. Promptly following the Effective Time (and in any event within three (3) Business Days after the Effective Time), Parent and the Surviving Corporation shall cause the Payment Agent to mail to each holder of record as of immediately prior to the Effective Time (other than Owned Company Shares) of one or more certificates that immediately prior to the Effective Time represented issued and outstanding shares of Company Common Stock (other than Owned Company Shares) (the “Certificates” (if any)) (i) a letter of transmittal in customary form (which shall specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent), and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration payable with respect to the shares of Company Common Stock formerly represented thereby pursuant to Section 2.6. Upon surrender of Certificates for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such Certificates by (y) the Merger Consideration, and the Certificates so surrendered will forthwith be cancelled. Notwithstanding anything to the contrary in this Agreement, no record holder of uncertificated shares of Company Common Stock (other than Owned Company Shares) (the “Uncertificated Shares”) will be required to deliver a Certificate or an executed letter of transmittal to the Payment Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.6 with respect of such Uncertificated Shares. In lieu thereof, such record holder, upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request), will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (1) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares by (2) the Merger Consideration, and the transferred Uncertificated Shares shall be cancelled. No interest shall be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Merger Consideration payable upon the surrender of such Certificates and transfer of Uncertificated Shares pursuant to this Section 2.8(c). Until so surrendered or transferred, outstanding Certificates and Uncertificated Shares shall be deemed from and after the Effective Time to evidence only the right to receive the Merger Consideration payable in respect thereof pursuant to Section 2.6.

(d) DTC Payment. Prior to the Effective Time, Parent and the Company shall cooperate and use commercially reasonable efforts to establish procedures with the Payment Agent and The Depository Trust Company (“DTC”) with the objective that the Payment Agent shall transmit to DTC or its nominee on the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (i) the number of shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Effective Time multiplied by (ii) the Merger Consideration.

(e) Transfers of Ownership. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or transferred Uncertificated Share in exchange therefor is registered, it shall be a condition of payment that (i) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Share surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.

(f) No Liability. Subject to applicable Law, none of the Payment Agent, Parent, the Surviving Corporation or any other Party shall be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Distribution of Payment Fund to Parent. Any portion of the Payment Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one (1) year after the Effective Time shall be delivered to Parent (or the Surviving Corporation as directed by Parent) upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Common Stock for exchange pursuant to this Section 2.8 shall thereafter look for payment of the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to Parent (subject to abandoned property, escheat or similar Law), as general creditors thereof, for any claim to the Merger Consideration to which such holders may be entitled pursuant to Section 2.6. Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares five (5) years after the Effective Time, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

2.9 No Further Ownership Rights in Company Common Stock. From and after the Effective Time, (a) all shares of Company Common Stock will no longer be outstanding and will automatically be cancelled, retired and cease to exist; and (b) each holder of a Certificate or Uncertificated Share theretofore representing any shares of Company Common Stock (other than holders of Owned Company Shares) will cease to have any rights with respect thereto, except the (i) right to receive the Merger Consideration payable therefor in accordance with Section 2.6, or, in the case of Dissenting Company Shares, the rights pursuant to Section 2.6(c), and (ii) the right to receive any dividends or distributions that such holders have the right to receive pursuant to the following sentence. The Merger Consideration paid in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date occurring prior to the Effective Time that may have been declared or made by the Company on such shares of Company Common Stock prior to the Effective Time and in accordance with this Agreement. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they shall (subject to compliance with the exchange procedures of Section 2.8(c)) be cancelled and exchanged as provided in this Article II.

2.10 Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Payment Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.6. Parent or the Payment Agent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.11 Withholding. Notwithstanding any other provision of this Agreement, each of the Payment Agent, Parent, the Company and the Surviving Corporation will be entitled to deduct and withhold (or cause to be deducted and withheld) from any cash amounts payable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock, Company RSAs, Company RSUs, Company PSUs and Company DSUs such amounts as are required to be deducted or withheld therefrom pursuant to any Law in respect of Taxes. To the extent that such amounts are so deducted or withheld and timely paid over to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC, in each case, pursuant to the Exchange Act and on or after March 5, 2021 (including the documents incorporated by reference therein), and at least one (1) Business Day prior to the date of this Agreement (other than any disclosures contained under the captions “Risk Factors” and “Quantitative and Qualitative Disclosures About Market Risk” that is not factual or historical in nature, disclosure set forth in any “forward-looking statements” disclaimer or any other disclosures that are predictive, cautionary or forward-looking in nature), provided, however, that nothing disclosed in such reports, statements or other documents shall be deemed to qualify or modify the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.6 or Section 3.28; or (b) subject to the terms of Section 9.13, as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Organization; Good Standing.

(a) The Company is a corporation duly organized, validly existing and in good standing pursuant to the DGCL. The Company has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to have such power or authority has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. The Company is duly qualified to do business and is in good standing (to the extent the applicable jurisdiction recognizes such concept) in each jurisdiction where the character of its properties owned or leased by it or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) The Company has made available to Parent true, correct and complete copies of the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) and Amended and Restated Bylaws of the Company (the “Bylaws”), each as amended to the date of this Agreement.

3.2 Corporate Power; Enforceability. The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) assuming the representations and warranties set forth in Section 4.6 are true and correct, consummate the Transactions without any vote by the holders of shares of Company Common Stock or any other securities of the Company. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Transactions have been duly authorized and approved by the Company Board, and assuming the representations and warranties set forth in Section 4.6 are true and correct and that the Transactions are consummated in accordance with Section 251(h) of the DGCL and except for filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (such exceptions in clauses (A) and (B), the “Enforceability Exceptions”).

3.3 Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a) Company Board Approval. The Company Board has (i) unanimously determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement and consummate the Transactions upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Transactions upon the terms and conditions set forth herein; (iii) resolved that this Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL; and (iv) resolved to recommend that the Company Stockholders (other than Parent and its Subsidiaries) accept the Offer and tender their shares of Company Common Stock to Merger Sub in the Offer (such recommendation described in clause (iv), the “Company Board Recommendation”), in each case, on the terms and subject to the conditions of this Agreement.

(b) Fairness Opinion. The Company Board has received the written opinion (or an oral opinion to be confirmed in writing) of Jefferies LLC, to the effect that, as of the date of such opinion and based upon and subject to the various qualifications and assumptions set forth therein, the consideration payable to the holders of shares of Company Common Stock (other than the Owned Company Shares and the Dissenting Company Shares) in the Transactions pursuant to this Agreement is fair, from a financial point of view, to such holders. A true, correct and complete copy of such opinion will be delivered promptly after the date hereof to Parent solely for informational purposes, and it is understood and agreed that such opinion is provided for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub.

(c) Anti-Takeover Laws. Assuming that the representations of Parent and Merger Sub set forth in Section 4.6 are true and correct, the Company Board has taken all necessary actions so that no “fair price,” “moratorium,” “control share acquisition,” “significant stockholder,” “interested stockholder” or other anti-takeover Law, including Section 203 of the DGCL (collectively, “Anti-Takeover Laws”), or any comparable anti-takeover provisions of the Company’s Organizational Documents, is applicable to or restricts or prohibits the execution of this Agreement or the Support Agreement, each Party performing its obligations hereunder or thereunder or the consummation of the Transactions. The Company does not have in effect any “shareholder rights plan,” “poison pill” or similar arrangement that would restrict, prohibit or otherwise affect the consummation of the Transactions.

3.4 Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Transactions (a) do not violate or conflict with any provision of (i) the Charter or the Bylaws or (ii) the Organizational Documents of any Subsidiary of the Company; (b) do not violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Material Contract, Governmental Authorization or Company Franchise Agreement; (c) do not, assuming the Governmental Authorizations referred to in Section 3.5 are made and obtained, violate or conflict with any Order or Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound; or (d) will not result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

3.5 Requisite Governmental Approvals. No Governmental Authorization is required on the part of the Company in connection with (a) the execution and delivery of this Agreement by the Company; (b) the performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transactions, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including the filing of the Schedule TO and Schedule 14D-9 with the SEC and compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of NASDAQ; (iv) compliance with any applicable requirements of the HSR Act; and (v) such other Governmental Authorizations the failure of which to obtain have not had, and would not reasonably be expected to have, a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

3.6 Company Capitalization.

(a) Capital Stock. The authorized capital stock of the Company consists of 110,000,000 shares of Company Capital Stock, consisting of (i) 100,000,000 shares of Company Common Stock; and (ii) 10,000,000 shares of Company Preferred Stock. As of 5:00 p.m., New York City time, on May 1, 2023 (such time and date, the “Capitalization Date”), (A) 32,132,941 shares of Company Common Stock were issued and outstanding; (B) no shares of Company Preferred Stock were issued and outstanding; and (C) 71,950 shares of Company Capital Stock (all of which are Company Common Stock) were held by the Company as treasury shares. All issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights. From the Capitalization Date to the date of this Agreement, neither the Company nor any Subsidiary of the Company has (1) issued or granted any Company Securities (other than pursuant to the vesting and settlement of Company RSAs, Company RSUs, Company PSUs or Company DSUs, in each case, which were granted prior to the Capitalization Date) or (2) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any Company Securities.

(b) Stock Reservation and Awards.

(A) As of the Capitalization Date, the Company has reserved 1,380,402 shares of Company Common Stock for issuance pursuant to the Company Stock Plans. As of the Capitalization Date, there were outstanding (i) 655,760 shares of Company Common Stock subject to outstanding Company RSAs; (ii) 100,899 shares of Company Common Stock subject to outstanding Company RSUs; (iii) 338,019 shares of Company Common Stock subject to outstanding Company PSUs (assuming achievement of the applicable performance metrics); and (iv) 3,013 shares of Company Common Stock subject to outstanding Company DSUs.

(B) The Company RSAs, Company RSUs, Company PSUs and Company DSUs set forth in Section 3.6(b)(D) of the Company Disclosure Letter constitute all of the compensatory equity-based awards of the Company or any of its Subsidiaries outstanding as of the Capitalization Date.

(C) All Company RSAs, Company RSUs, Company PSUs and Company DSUs may, by their terms or the terms of the Company Stock Plans, be treated in accordance with Section 2.7.

(D) Section 3.6(b)(D) of the Company Disclosure Letter sets forth a complete and correct list of (i) all outstanding Company RSAs; (ii) all outstanding Company RSUs; (iii) all outstanding Company PSUs; and (iv) all outstanding Company DSUs, including, in each case, the number of shares of Company Common Stock underlying such awards, the name of the holder, and the grant date.

(c) Company Stock Plans and Award Agreements. The Company Stock Plans are the only plans or programs the Company or any of its Subsidiaries sponsors or maintains under which stock options, restricted stock awards, restricted stock units, stock appreciation rights or other compensatory equity-based awards or profit participation or similar rights are outstanding. All shares of Company Common Stock that may be issued pursuant to the Company Stock Plans will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights. The Company has made available to Parent each form of award agreement under the Company Stock Plans.

(d) Company Securities. Except as set forth in Section 3.6(a) and Section 3.6(b) and for changes since the Capitalization Date resulting from the vesting and settlement of the Company RSAs, Company RSUs, Company PSUs or Company DSUs, in each case, which were granted prior to the Capitalization Date or on or following the date of this Agreement in accordance with the terms of this Agreement, there are (i) no issued and outstanding shares of capital stock of, or other equity or voting interest in, the Company; (ii) no outstanding securities of the Company convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest in, the Company; (iii) no outstanding options, warrants or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible, exchangeable or exercisable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company; and (v) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other equity or voting interest in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), collectively, the “Company Securities”).

(e) Other Rights. Except for the Support Agreement, there are no (i) voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company; or (ii) obligations or binding commitments of any character to which the Company is a party or by which it is bound (A) restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company or (B) granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities. As of the date of this Agreement, the Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock.

3.7 Subsidiaries.

(a) Each of the Subsidiaries of the Company (i) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of the jurisdiction of its organization and (ii) has the requisite corporate or similar power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets, except, in each case, as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Each of the Subsidiaries of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased by it or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) Each of the Subsidiaries of the Company is wholly owned by the Company, directly or indirectly, free and clear of any Liens (other than Permitted Liens). Each outstanding share, limited liability company interest, partnership interest or equity interest of each Subsidiary of the Company that is held, directly or indirectly, by the Company is duly authorized, validly issued, fully paid and nonassessable (to the extent applicable) and was issued free and clear of preemptive (or similar) rights. The Company does not own, directly or indirectly, any capital stock or other equity or voting interest of, or any other securities convertible or exchangeable into or exercisable for capital stock or other equity or voting interest of, any Person other than the Subsidiaries of the Company. No Subsidiary of the Company owns any shares of capital stock or other Securities of the Company. Section 3.7 of the Company Disclosure Letter sets forth each of the Subsidiaries of the Company existing as of the date of this Agreement, the direct owner of each such Subsidiary and the jurisdiction of organization of each such Subsidiary. Neither the Company nor its Subsidiaries has any Contract pursuant to which it is obligated to make any investment (in the form of a subscription obligation, loan, capital contribution, credit enhancement, capital account funding obligation, assumption of Indebtedness or otherwise) in any Person (other than the Company with respect to its Subsidiaries).

(c) There are (i) no outstanding securities of any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest in, any such Subsidiary; (ii) no outstanding options, calls, subscriptions, warrants or other rights or arrangements to acquire from any Subsidiary of the Company, or that obligate any such Subsidiary to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest in, any such Subsidiary; (iii) no obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible, exchangeable or exercisable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any such Subsidiary; and (iv) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other equity or voting interest in, any Subsidiary of the Company.

(d) There are no (i) voting trusts, proxies or similar arrangements or understandings to which the Company or any Subsidiary of the Company is a party or by which the Company or any Subsidiary of the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; or (ii) obligations or binding commitments of any character to which the Company or any Subsidiary of the Company is a party or by which it is bound (A) restricting the transfer of any shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company or (B) granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any securities of any Subsidiary of the Company.

(e) The Company has made available to Parent a true and complete copy of the Organizational Documents of each Subsidiary of the Company that is a “significant subsidiary” within the meaning of Rule 1.02(w) of Regulation S-X as promulgated by the SEC (each, a “Significant Subsidiary”), each as in effect as of the date of this Agreement. Each such Organizational Document of such Significant Subsidiary is in full force and effect. No Significant Subsidiary is in violation of any of the provisions of its Organizational Documents, except for violations that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.8 Company SEC Reports. Since March 5, 2021, and through the date of this Agreement, the Company has timely filed or furnished, as applicable, all Company SEC Reports with the SEC that have been required to be filed or furnished by it pursuant to applicable Laws prior to the date of this Agreement. To the extent that any Company SEC Report available in the Electronic Data Gathering, Analysis, and Retrieval database of the SEC contains redactions pursuant to a request for confidential treatment or otherwise, the Company has made available to Parent the full text of such Company SEC Report. As of their respective filing or furnishing dates or, if amended or superseded by a subsequent filing or furnishing prior to the date of this Agreement, as of the date of the last such amendment or superseding filing each of the Company SEC Reports complied (and each Company SEC Report filed after the date of this Agreement will comply) in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations of the SEC thereunder applicable to such Company SEC Report, each as in effect on the date that such Company SEC Report was or will be filed or furnished. As of its filing or furnishing date (or, if amended or superseded by a filing or furnishing prior to the date of this Agreement, on the date of such amended or superseded filing or furnishing), each Company SEC Report did not contain (and with respect to each Company SEC Document filed after the date of this Agreement, will not contain)

any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein, in light of the circumstances under which they were or are made, not misleading. No Subsidiary of the Company is required to file any forms, reports or documents with the SEC. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Reports. To the Knowledge of the Company, as of the date hereof, none of the Company SEC Reports is the subject of ongoing SEC review or outstanding SEC investigation. The Company is in compliance in all material respects with (a) all applicable rules and all current listing and corporate governance requirements of NASDAQ and (b) all applicable rules, regulations and requirements of the Sarbanes-Oxley Act and the SEC.

3.9 Company Financial Statements; Internal Controls.

(a) Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company filed with the Company SEC Reports (i) were prepared from, and are in accordance with, the books and records of the Company, (ii) complied in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (iii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, as may be permitted by the SEC for quarterly reports on Form 10-Q), and (iii) fairly present, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries as of the respective dates thereof for the periods referred to therein, subject, in the case of unaudited interim financial statements, to normal and recurring year-end audit adjustments (but only if the effect of such adjustments would not, individually or in the aggregate, be material).

(b) Off Balance Sheet Arrangements. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership, or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose, or limited purpose entity or Person, on the other hand, or similar “off-balance sheet arrangements”), where the result, purpose, or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Reports.

(c) Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case, as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. The Company’s disclosure controls and procedures are reasonably designed and maintained to ensure that all (i) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the

Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since January 1, 2021, through the date of this Agreement, no events, facts or circumstances have occurred such that management would not be able to complete its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act when next due, and conclude, after such assessment, that such system was effective. Since January 1, 2021, through the date of this Agreement, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications as of the date of this Agreement. Since January 1, 2021, through the date of this Agreement, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (1) any significant deficiencies or material weakness in the system of internal control over financial reporting used by the Company and its Subsidiaries; or (2) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries. Since January 1, 2021, through the date of this Agreement no written, or to the Knowledge of the Company, threatened bona fide complaints from any source regarding a material violation of accounting procedures, internal accounting controls or auditing matters, including from employees of the Company or its Subsidiaries, regarding questionable accounting, auditing or legal compliance matters have been received by the Company. Since January 1, 2021, to the Knowledge of the Company, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported credible evidence of any material violation of securities laws, breach of fiduciary duty, or similar material violation by the Company, any of its Subsidiaries, or any of their respective officers, directors, employees, or agents to the Company Board or any committee thereof, or to the chief executive officer, chief financial officer, or general counsel of the Company.

3.10 No Undisclosed Liabilities.

(a) Neither the Company nor any of its Subsidiaries has any liabilities or obligations of a nature required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP or notes thereto or any other liabilities or obligations, in each case, other than liabilities or obligations (i) reflected or otherwise reserved against in the Audited Company Balance Sheet; (ii) that were incurred since the date of the Audited Company Balance Sheet in the ordinary course of business consistent with past practice; (iii) arising pursuant to this Agreement or incurred in connection with the consummation of the Transactions; or (iv) that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries has any outstanding Indebtedness for borrowed money, other than any amounts borrowed under the Company Credit Agreement.

3.11 Absence of Certain Changes.

(a) Since December 25, 2022, through the date of this Agreement, except for (i) the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and to the Transactions, and (ii) any COVID-19 Reasonable Response, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business.

(b) Since December 25, 2022, there has not been any change, event, effect, development, condition, occurrence or circumstance that has had, or would reasonably be expected to have a Company Material Adverse Effect.

(c) Since December 25, 2022, through the date of this Agreement, there has not been any event, occurrence or action that, if taken during the Pre-Closing Period without Parent’s consent, would constitute a breach of any of the covenants in clauses (b), (d), (e), (u), (v) or (w) (solely as it relates to the foregoing clauses) of Section 5.2.

3.12 Material Contracts.

(a) List of Material Contracts. Section 3.12(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts (except for Employee Plans or as set forth on Section 3.18(a) of the Company Disclosure Letter), as in effect as of the date of this Agreement.

(b) Validity. Each Material Contract (other than any Material Contract that has expired in accordance with its terms after the date of this Agreement) is valid and binding on the Company or each Subsidiary of the Company that is a party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect, except where the failure to be valid and binding and in full force and effect has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. The Company and each of its Subsidiaries, and, to the Knowledge of the Company, each other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where the failure to fully perform has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. No condition exists or event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Since the date of the Audited Company Balance Sheet through the date of this Agreement, none of the Company or any of its Subsidiaries has received written notice of any violation of or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) or intent to terminate or cancel any Material Contract, except for violations, defaults, terminations or cancellations that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.13 Real Property.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a true, correct and complete (in all material respects) list of all real property and interests in real property owned in fee simple by the Company or any of its Subsidiaries (the “Owned Real Property”). Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company and its Subsidiaries have good, valid and marketable title, in fee simple, free and clear of all Liens other than Permitted Liens, to the Owned Real Property (including the buildings, structures and other improvements thereon and fixtures thereto).

(b) Section 3.13(b) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of the top twenty-five (25) leases (measured by aggregate rent payments during the fiscal year ended December 25, 2022), and any material licenses, subleases and occupancy agreements (the “Real Property Leases”) with respect to all property leased, licensed, subleased or otherwise used or occupied by the Company or its Subsidiaries (the “Leased Real Property”). Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries has a good and valid leasehold estate in each real property subject to the Real Property Leases, free and clear of all Liens, except for Permitted Liens, and (ii) the Real Property Leases are legal, valid, binding and in full force and effect, subject to proper authorization and execution of such lease by the other party thereto and the Enforceability Exceptions. Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice that it is in default in any material respect under any Real Property Lease and, to the Knowledge of the Company, no event or condition has occurred since January 1, 2021, or currently exists, which constitutes or could constitute (with or without notice, the happening of any event and/or the passage of time) a default or breach under any Real Property Lease on the part of the Company or its applicable Subsidiary or the other party thereto.

3.14 Environmental Matters. Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are, and since January 1, 2021, have been, in compliance with Environmental Laws and Environmental Permits that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries as presently conducted, (ii) since January 1, 2021, to the date of this Agreement, no written notice of violation of any Environmental Law has been received by the Company or any of its Subsidiaries, the substance of which has not been resolved, (iii) no Legal Proceeding, examination or audit is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries under, or alleging that the Company or any of its Subsidiaries have any liability with respect to, any Environmental Law, (iv) to the Knowledge of the Company, there are no Hazardous Substances present at, on or underneath any real property currently or formerly owned or operated by the Company or its Subsidiaries in amount or condition that would reasonably be expected to result in any liability or obligation on the part of the Company or any of its Subsidiaries pursuant to any Environmental Law, (v) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has Released any Hazardous Substance on or under real property currently owned, leased or operated by the Company or any of its Subsidiaries in quantities or concentrations that require remediation by the Company or any of its Subsidiaries pursuant to any Environmental Law, (vi) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has arranged for the disposal or treatment of any Hazardous Substances at any location that could reasonably be expected to result in any liability or obligation on the part of the Company or any of its Subsidiaries pursuant to any Environmental Law and (vii) neither the Company nor any Subsidiary has expressly assumed by Contract, or provided any indemnity to a third party for, any outstanding liability or obligation of a third party under Environmental Law.

3.15 Intellectual Property.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Company Registered Intellectual Property. The Company has maintained all Company Registered Intellectual Property in the ordinary course consistent with reasonable business practices, except for any such failure to maintain that has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company or one of its Subsidiaries: (i) is the owner of all right, title and interest in and to each item of Company Intellectual Property free and clear of all Liens (other than Permitted Liens) and (ii) is entitled to use and exploit each item of material Licensed Intellectual Property, which right, to the Knowledge of the Company, is valid, sufficient and enforceable for the current operation of the business of the Company and its Subsidiaries. All material Registered Company Intellectual Property (other than applications therefor) is unexpired, subsisting and, to the Knowledge of the Company, valid and enforceable in all material respects. Immediately after the Closing, except as would not reasonably be expected to have a Company Material Adverse Effect, all Licensed Intellectual Property will remain available for use by the Company and its Subsidiaries on the same terms and conditions as in effect immediately prior to the Closing.

(c) Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened in writing by any Person against the Company or any of its Subsidiaries alleging infringement, misappropriation or violation by the Company or any of its Subsidiaries of any Intellectual Property of such Person or challenging the ownership, validity or enforceability of any Company Intellectual Property.

(d) Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (i) the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate or violate any Intellectual Property of any Person and (ii) to the Knowledge of the Company, as of the date of this Agreement, no Person is infringing, misappropriating or violating any Company Intellectual Property.

(e) Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company and its Subsidiaries take (and since January 1, 2021, have taken) commercially reasonable actions to protect and enforce the Company Intellectual Property, including such commercially reasonable actions as are necessary to maintain the confidentiality of the material trade secrets forming a part of the Company Intellectual Property. To the Knowledge of the Company, no material trade secrets have been disclosed or authorized to be disclosed to any Person, other than in the ordinary course of business pursuant to an enforceable written confidentiality and non-disclosure agreement.

3.16 Data Privacy and Security. Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect:

(a) The Company and its Subsidiaries and their respective officers and employees are, and since January 1, 2021, have been, in compliance with all applicable Privacy Commitments. To the Knowledge of the Company, all Personal Information collected, processed, transferred, disclosed, shared, stored, protected or used by the Company or its Subsidiaries, or shared with a third party, in connection with the operation of their respective businesses is, and since January 1, 2021, has been, collected, processed, transferred, disclosed, shared, stored, protected and used by the Company, its Subsidiaries or third parties acting on their behalf in accordance with all applicable Privacy Commitments. To the Knowledge of the Company, the Company and its Subsidiaries are not, and since January 1, 2021, have not been, (i) under audit or investigation by any Governmental Authority regarding the Company’s compliance with applicable Privacy Commitments or (ii) subject to any third-party notification, claim, demand, audit or action in relation to the Company’s collection, processing, transfer, disclosure, sharing, storing, security and use of Personal Information.

(b) The Company and its Subsidiaries (i) have implemented and maintain commercially reasonable technical, physical, and organizational measures intended to protect against and identify anticipated threats or hazards to, the security, confidentiality, integrity and availability of Personal Information, Company Information and Systems, including a commercially reasonable incident response plan and backup procedures, and (ii) have commercially reasonable procedures in place to remediate (x) Information Security Incidents and (y) audit or security assessment findings deemed to be a material, critical or high risk to the effectiveness of the foregoing.

(c) To the Knowledge of the Company, since January 1, 2021, the Company and its Subsidiaries have not experienced any Information Security Incident involving the Company or any of its Subsidiaries or third parties that process Company Information on behalf of the Company or its Subsidiaries. To the Knowledge of the Company, since January 1, 2021, no circumstance has arisen in which applicable Privacy Laws would require the Company or its Subsidiaries to notify a person or Governmental Authority of a “breach of security” (or similar term such as “security breach”) as defined by applicable Privacy Laws.

3.17 Tax Matters.

(a) Each of the Company and its Subsidiaries has timely filed or caused to be timely filed (taking into account valid extensions) all material Tax Returns required to be filed by it and each such material Tax Return is true, correct and complete in all material respects. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Returns (other than automatic extensions requested in the ordinary course of business).

(b) The Company and each of its Subsidiaries has timely paid, or has adequately reserved (in accordance with GAAP) for the payment of, all material Taxes that are required to be paid by it (whether or not shown on any Tax Return).

(c) All material amounts collected or withheld by the Company or any of its Subsidiaries for the payment of Taxes have been, or will be, timely remitted to the Taxing Authority to whom such payment is due, and each of the Company and its Subsidiaries has withheld all material Taxes required to have been withheld by it.

(d) Neither the Company nor any of its Subsidiaries has executed any waiver, except in connection with any ongoing Tax examination, of any statute of limitations on, or extended the period for the assessment or collection of, any material Tax, in each case that has not since expired, and no requests for any such waivers have been made that are still pending.

(e) Neither the Company nor any of its Subsidiaries has received written notice of any actual or proposed deficiencies or assessments for material Taxes that have not been finally resolved with all amounts due either paid or accrued as a liability in the Company’s most recent balance sheet to the extent required by GAAP.

(f) No audits or other examinations with respect to Taxes of the Company or any of its Subsidiaries are presently in progress or have been asserted or proposed in writing.

(g) No Liens for material Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for Permitted Liens.

(h) Neither the Company nor any of its Subsidiaries (A) is a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, allocation or indemnification agreement, other than any such agreement (x) solely between or among the Company and its Subsidiaries or (y) entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; or (B) has any liability for the Taxes of any Person, other than the Company and its Subsidiaries, pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. Law).

(i) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2).

(j) Each of the Company and each of its Subsidiaries is in material compliance with all applicable escheatment, unclaimed property or abandoned property Laws.

3.18 Employee Benefits.

(a) Employee Plans. Section 3.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of all material Employee Plans. The Company has made available to Parent and Merger Sub true, correct and complete copies (to the extent applicable) of: (i) each material Employee Plan document and any amendments thereto (or, in the case of any such Employee Plan that is unwritten, a description thereof); (ii) the most recent annual report on Form 5500 required to be filed with the IRS with respect to each material Employee Plan; (iii) if any Employee Plan is funded, the most recent financial statements required to be prepared under applicable Law; (iv) the current summary plan description, summaries of material modifications, and summaries of benefits and coverage for each material Employee Plan; (v) each administrative service agreement, trust agreement and insurance or group annuity contract or other funding arrangement relating to any material Employee Plan;

(vi) the most recent IRS determination letter (or opinion or advisory letter upon which the Company is entitled to rely); (vii) copies of the most recent reports on Form 1094-C and 1095-C filed with the IRS and furnished to employees; (viii) all material correspondence to or from any Governmental Authority received in the last three (3) years with respect to any material Employee Plan; and (ix) the most recently completed discrimination tests for each Employee Plan for which such test is required.

(b) Absence of Certain Plans. Neither the Company nor any of its Subsidiaries maintains, sponsors or participates in, contributes to, or is required to contribute to or has any liability with respect to (including on account of an ERISA Affiliate): (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”); (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA); (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); or (iv) a plan covered by Section 412 of the Code or Title IV of ERISA.

(c) Compliance. Each Employee Plan has been established, maintained, funded, operated and administered in all material respects in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority. Each Employee Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has received a favorable determination letter, or may rely on a favorable opinion letter, as to its qualified status issued by the U.S. Internal Revenue Service, and, to the Knowledge of the Company, no event, condition or circumstance has occurred that would reasonably be expected to adversely affect the qualified status of any such Employee Plan. All material contributions, premiums and benefit payments under or in connection with the Employee Plans that are required to have been made in accordance with the terms of the Employee Plans have been timely made.

(d) Employee Plan Legal Proceedings. Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, there are no Legal Proceedings, examinations or audits pending or, to the Knowledge of the Company, as of the date of this Agreement, threatened on behalf of or against any Employee Plan, the assets of any trust pursuant to any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits.

(e) No Prohibited Transactions. None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Sections 406 and 407 of ERISA) that would reasonably be expected to result in the imposition of a material Tax or material penalty.

(f) No Welfare Benefit Plan. No Employee Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) provides material post-termination or retiree life insurance or health benefits to any person, except as may be required by Section 4980B of the Code or any similar Law.

(g) Except as set forth on Section 3.18(g) of the Company Disclosure Letter, none of the execution and delivery of this Agreement or the consummation of the Transactions, either alone or in combination with another event, shall (i) entitle any current or former employee, officer, or director of the Company to any material compensation or benefit, (ii) accelerate the time of payment or vesting, trigger any payment or funding, or materially increase the amount of any compensation or benefits payable to any employee, officer, or director of the Company, (iii) result in any payment or benefit that could reasonably be expected to constitute a parachute payment within the meaning of Section 280G of the Code or require the Company or its Subsidiaries to make any “gross up” or similar payment in connection therewith, (iv) directly or indirectly cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Employee Plan, or (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Employee Plan at or following the Effective Time. Neither the Company nor any of its Subsidiaries is obligated to pay a Tax gross-up or reimbursement payment to any current or former employee, director, or other service provider of the Company or any of its Subsidiaries.

(h) No event has occurred, and no conditions or circumstance exists, that would reasonably be expected to subject the Company, any of its Subsidiaries or an Employee Plan to material penalties, material excise taxes or material assessments under Sections 4980B, 4980D or 4980H of the Code or any provision of the Patient Protection and the Affordable Care Act, Pub. L. No. 111-148, the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152 (and the regulations and other guidance issued thereunder).

(i) Each Employee Plan that is subject to Section 409A of the Code has complied in all material respects in form and operation with the requirements of Section 409A of the Code and the regulations and other guidance thereunder.

3.19 Labor Matters.

(a) Union Activities. As of the date of this Agreement, neither the Company nor any of its Subsidiaries are a party to any written collective bargaining agreement, labor union Contracts or trade union agreements with any labor union, works council or labor organization. To the Knowledge of the Company, as of the date of this Agreement, there are no activities or proceedings of any labor union to organize any employees of the Company or any of its Subsidiaries with regard to their employment with the Company or any of its Subsidiaries. As of the date of this Agreement, there is no strike, lockout, concerted work slowdown, or concerted work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened in writing directly against the Company or any of its Subsidiaries, except where such strike, lockout, slowdown or work stoppage has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. To the Knowledge of the Company, there are no labor organizational or decertification activities underway or threatened by, or on behalf of, or against any labor union, works council or labor organization with respect to employees of the Company or any of its Subsidiaries, and no such activities have occurred within the past two (2) years.

(b) Employment Law. The Company and its Subsidiaries are in compliance with applicable Laws with respect to the employment of their employees, including employee wage and hour requirements, employee immigration status (including with respect to their employees’ lawful right to work in the United States and retaining Forms I-9 of their applicable employees), discrimination in employment, employee health and safety, and collective bargaining, except for such noncompliance that has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries have taken any action that would result in any material liability under the WARN Act during the three-year period prior to the date of this Agreement. To the Knowledge of the Company, since January 1, 2021, no material, unresolved sexual harassment allegations have been made against any executive officers or directors of the Company or its Subsidiaries.

(c) Joint Employer. Since January 1, 2021, no Governmental Authority or other Person has provided written notice alleging that the Company or any Subsidiary of the Company is a joint or co-employer of or has any material liability with respect to any employees of any Company Franchisee, and no determination (preliminary or otherwise) has been made by any Governmental Authority that the Company or any Subsidiary of the Company is a joint or co-employer with any Company Franchisee or has any material liability with respect to any employees of any Company Franchisee.

3.20 Compliance with Laws.

(a) The Company and each of its Subsidiaries are, and since January 1, 2021, have been, in compliance with all Laws that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries, except for such noncompliance that has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. As of the date of this Agreement and since January 1, 2021, no written notice, charge or assertion has been received by the Company or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries alleging any violation of any Laws other than as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. No representation or warranty is made in this Section 3.20 with respect to (i) compliance with the Exchange Act, which is exclusively addressed by Section 3.8 and Section 3.9; (ii) compliance with Environmental Laws, Environmental Permits and other applicable Laws relating to environmental, health or safety matters, which is exclusively addressed by Section 3.14; (iii) compliance with Intellectual Property Law matters, which is exclusively addressed by Section 3.15; (iv) compliance with Privacy Commitments, which is exclusively addressed by Section 3.15; (v) compliance with applicable Laws in respect of Taxes, which is exclusively addressed by Section 3.17 and, to the extent applicable, Section 3.18; (vi) compliance with ERISA and other applicable Laws relating to employee benefits, which is exclusively addressed by Section 3.18; (vii) compliance with employment Law matters, which is exclusively addressed by Section 3.19; or (viii) compliance with Franchise Law matters, which is exclusively addressed by Section 3.29.

(b) Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, as of the date of this Agreement (i) the Company and its Subsidiaries have all Governmental Authorizations necessary for the ownership and operation of its business as presently conducted, and each such Governmental Authorization is in full force and effect; (ii) the Company and its Subsidiaries are, and since January 1, 2021, have been, in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses; and (iii) since January 1, 2021, to the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization, the substance of which has not been resolved.

3.21 Legal Proceedings; Orders.

(a) No Legal Proceedings. Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect and other than any Transaction Litigation brought after the date of this Agreement, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened in writing, or, to the Knowledge of the Company, any investigations, examinations or audits pending against the Company or any of its Subsidiaries, or any of their respective properties or assets, or any of their respective officers or directors (in their capacity as officers or directors of the Company or any of its Subsidiaries).

(b) No Orders. Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is subject to any Order that is in effect.

3.22 Insurance. The Company and its Subsidiaries have all material policies of insurance covering the Company and its Subsidiaries and any of their respective employees, properties or assets, including policies of life, property, fire, workers’ compensation, cybersecurity, products liability, directors’ and officers’ liability and other casualty and liability insurance (but excluding any insurance policies underlying an Employee Plan), that is customarily carried by Persons conducting business similar to that of the Company and its Subsidiaries, a true and complete list of which, as of the date of this Agreement, is set forth on Section 3.22 of the Company Disclosure Letter. Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (a) the insurance policies maintained by the Company or any of its Subsidiaries are in full force and effect, (b) all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet due but may be required to be paid with respect to a period ending prior to the Effective Time), (c) no notice of cancellation or termination has been received or, to the Knowledge of the Company, threatened with respect to any such policy other than ordinary renewals, (d) neither the Company nor any of its Subsidiaries is in breach of, or default under, any such insurance policy, and (e) neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute a breach or default, or permit termination or modification, of any of such insurance policies.

3.23 Anti-Corruption Compliance. Except as would not be material to the Company and its Subsidiaries, taken as a whole, none of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any officer, director, employee or agent of the Company or any of its Subsidiaries has (in each case acting on behalf of the Company or its Subsidiaries), since January 1, 2021, directly or knowingly indirectly, taken any action that would cause any of the foregoing to be in material violation of any provision of the United States Foreign Corrupt Practices Act (the “FCPA”), the UK Bribery Act 2010 or any other applicable anti-bribery, anti-corruption and anti-money laundering Laws of any jurisdiction in which the Company or any of its Subsidiaries operate or in which any agent thereof is conducting or has conducted business on behalf of the Company or any of its Subsidiaries (collectively, the “Other Anti-Bribery Laws”). The Company and its Subsidiaries have instituted policies and procedures as required by, and designed to require compliance with, the FCPA and the Other Anti-Bribery Laws and have maintained such policies and procedures in full force and effect in all material respects.

3.24 Economic Sanctions & Export Controls Compliance.

(a) Except as would not be material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries are, and since January 1, 2021, have been, in material compliance with all applicable economic sanctions Laws or trade restrictions and export control Laws administered or enforced by the U.S. government (including the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or the Bureau of Industry and Security of the U.S. Department of Commerce), the United Nations Security Council, the European Union, or His Majesty’s Treasury (collectively, “Sanctions”).

(b) None of the Company, any of its Subsidiaries or any of their respective directors or officers is a Person (i) that is organized or ordinarily resident in a country or territory with which dealings are broadly prohibited under comprehensive U.S. Sanctions (at present, Crimea, the so-called Donetsk People’s Republic and Luhansk People’s Republic, Cuba, Iran, North Korea and Syria), or (ii) with whom dealings are restricted or prohibited under any Sanctions.

3.25 Top Suppliers. Section 3.25 of the Company Disclosure Letter sets forth a true and complete list of the ten (10) largest suppliers or vendors (the “Top Suppliers”) to the Company and its Subsidiaries based on the consolidated cost of goods and services paid to such Persons by the Company or its Subsidiaries for the four (4) consecutive fiscal quarters ended December 25, 2022. Since the date of the Audited Company Balance Sheet through the date of this Agreement, there has not been any material adverse change in the business relationship of the Company or any of its Subsidiaries with any Top Suppliers, and neither the Company nor any of its Subsidiaries has received any written communication or notice from any Top Supplier to the effect that any such supplier (a) has changed, modified, amended or reduced, or intends to change, modify, amend or reduce, its business relationship with the Company or any of its Subsidiaries in a manner inconsistent with the ordinary course of business, or (b) will fail to perform in any respect, or intends to fail to perform in any respect, its obligations under any of its Contracts with the Company or any of its Subsidiaries, except in each case of clause (a) and (b), as would not reasonably be expected to interfere materially with the ability of the Company and its Subsidiaries to conduct their businesses as presently conducted.

3.26 Quality and Safety of Food and Beverage Products. Since January 1, 2021, (a) there have been no recalls or withdrawals of any food or beverage product served by the Company, whether ordered by a Governmental Authority or undertaken voluntarily by the Company or any of its Subsidiaries; (b) there have been no notices of warning or withholding, suspension or withdrawal of inspection, seizure, criminal referral, or other similar federal, state or private, or, to the Knowledge of the Company, threatened enforcement actions or other Legal Proceedings, examinations or audits with respect to any food or beverage product served by the Company; (c) none of the food or beverage products of the Company or any of its Subsidiaries have been recalled, seized, withdrawn, detained, suspended, or the subject of any health or safety notification by the

Company (or Subsidiary thereof) or any Governmental Authority; and (d) none of the food or beverage products of the Company or any of its Subsidiaries have been adulterated, misbranded, mispackaged, or mislabeled in violation of applicable Law, or posed an inappropriate threat to the health or safety of a consumer when consumed in the intended manner, in each case, except for violations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.27 Related Party Transactions. Except for compensation or other employment arrangements in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate of the Company (including any director or officer thereof, but not including any wholly owned Subsidiary of the Company), on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

3.28 Brokers. Except for Jefferies LLC, there is no financial advisor, investment banker, broker, finder or agent that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Transactions.

3.29 Franchise Matters.

(a) Section 3.29(a) of the Company Disclosure Letter sets forth a complete and correct list of all (i) development agreements in which the Company or any of its Subsidiaries has granted rights to develop or operate “Ruth’s Chris” and/or “Ruth’s Chris Steak House” restaurants, or license others to develop or operate “Ruth’s Chris” and/or “Ruth’s Chris Steak House” restaurants, within specific geographic areas or at specific locations, and (ii) franchise agreements to which the Company or any of its Subsidiaries is a franchisor party or by which the Company or any of its Subsidiaries or its or their properties is bound and that grant or purport to grant to any Person the right to develop or operate “Ruth’s Chris” and/or “Ruth’s Chris Steak House” restaurants, or license others to develop or operate “Ruth’s Chris” and/or “Ruth’s Chris Steak House” restaurants, within specific geographic areas or at specific locations (each, a “Company Franchise”), in each case that are in effect (collectively, the “Company Franchise Agreements”). For the avoidance of doubt, the terms Company Franchise Agreements and Company Franchise include any area development agreements, area license or franchise agreements, master franchise agreements, area representative agreements and similar agreements with Persons that cover the development, franchising, or licensing of franchises of “Ruth’s Chris” and/or “Ruth’s Chris Steak House” restaurants. The Company has made available to Parent a true, correct and complete copy of each such Company Franchise Agreement and any written amendments, addenda or agreements related thereto. As of the date of this Agreement, no Company Franchisee has asserted the existence of any, and there are no, legally enforceable verbal amendments, addenda or agreements that would reasonably be expected to be material to any Company Franchise Agreement.

(b) Except as set forth in Section 3.29(b) of the Company Disclosure Letter, the Company Franchise Agreements do not contain provisions that expressly: (i) grant the Company Franchisee the right to develop additional Company Franchises without the payment of additional initial franchise fees, other than in connection with incentive programs generally being offered by the Company or its Affiliates to new and/or existing franchisee at the time of the sale of such franchise; (ii) restrict the Company or any of its Affiliates from receiving and/or retaining payments, rebates or allowances from suppliers in connection with any Company Franchisee’s purchases from suppliers; and (iii) grant any rights of first offer, right of first refusal, or other options providing exclusive or protected rights relating to the development or operation of Company Franchises in areas that are in addition to the geographic areas designated as the unit territory or development area granted under such executed Company Franchise Agreement, excluding any rights of first offer, right of first refusal, or other options that have expired by their own terms.

(c) Section 3.29(c) of the Company Disclosure Letter sets forth a true and complete list of all Company Franchisees, together with the total royalties paid by each such Company Franchisee to the Company or any of its Subsidiaries during the 2022 fiscal year. Except as set forth in Section 3.29(c) of the Company Disclosure Letter, to the Knowledge of the Company, as of the date of this Agreement: (i) no such Company Franchisee is currently involved as a debtor in any bankruptcy proceedings; and (ii) the Company has not received written notice of any Company Franchisee’s intention or plans to close, cease to operate, leave or abandon, or sell its Company Franchises, or terminate or not renew its Company Franchise Agreements.

(d) Each of the Company Franchise Agreements is valid and binding on the Company or the Subsidiary of the Company party thereto and, to the Knowledge of the Company, each other party thereto, is in full force and effect, and complies in all material respects with all applicable Laws and any applicable Orders from any Governmental Authority having jurisdiction with respect to the offer and sale of franchises by the Company, subject in each case to the Enforceability Exceptions. Except as set forth in Section 3.29(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received any written notice of any material default or event that with or without notice or lapse of time, or both, would constitute a material default by the Company and its Subsidiaries under any Company Franchise Agreement, and there is no Legal Proceeding, examination or audit pending against (or to the Knowledge of the Company, threatened in writing against or naming as a party thereto), the Company or any of its Subsidiaries by any Company Franchisees alleging material defaults of any Company Franchise Agreement or violations of the Franchise Laws. Except as set forth in Section 3.29(d) of the Company Disclosure Letter, neither the Company nor any Subsidiary of the Company has (i) provided any Company Franchisee with a notice of breach of any Company Franchise Agreement which has not been cured in accordance with the applicable Company Franchise Agreement or otherwise resolved (whether by termination of the applicable Company Franchise Agreement, settlement or otherwise) or (ii) provided waivers of any material default by Company Franchisees under any Company Franchise Agreement.

(e) Section 3.29(e) of the Company Disclosure Letter sets forth: (i) a list of all Company FDDs that the Company or any of its Subsidiaries have used to offer or sell Company Franchises within the United States at any time since January 1, 2021 (the “Franchise Schedule Period”); (ii) a list of the jurisdictions in which the Company has currently effective registrations and exemptions under Franchise Laws or has had an effective registration or exemption during the Franchise Schedule Period; and (iii) the effective date and expiration date of each such current and past registration or exemption. The Company has made available to Parent and Merger Sub true and complete copies of: (A) each such Company FDD; (B) copies of the listed franchise registrations, notices of exemption, and any orders, decrees issued to, from, or by any state authority under any Franchise Laws during the Franchise Schedule Period; and (C) written financial performance representations, if any, used outside of the Company FDDs by the Company or any of its Subsidiaries during the Franchise Schedule Period in connection with the offer or sale of Company Franchises.

(f) Since the beginning of the Franchise Schedule Period, all offers and sales of Company Franchises by the Company or any of its Subsidiary have been made in material compliance with all applicable Franchise Laws in effect at the time of such offer or sale. Since the beginning of the Franchise Schedule Period, all Company FDDs that the Company or any of its Subsidiaries have used to offer and sell Franchises have contained the information required by Franchise Laws and have otherwise been prepared and delivered to prospective Company Franchisees in compliance with applicable Franchise Laws in all material respects. Since the beginning of the Franchise Schedule Period, none of the Company or any of its Subsidiaries have, in any Company FDD or in any franchise-related registration, application or filing with any Governmental Authority made any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(g) Neither the Company nor any of its Subsidiaries is subject to any Order that would prohibit or restrict the offer or sale of Company Franchises in any jurisdiction, nor has the Company or any of its Subsidiaries received any written notice from any Governmental Authority indicating that such stop orders or other Legal Proceedings are or may be threatened.

(h) To the Knowledge of the Company, all funds paid to the Company or any of its Subsidiaries by or on behalf of one or more Company Franchises at any time since the beginning of the Franchise Schedule Period for advertising and promotion have been administered in accordance in all material respects with the applicable Company Franchise Agreements and as described in the Company FDDs under which those Company Franchise Agreements were issued. To the Knowledge of the Company, since the beginning of the Franchise Schedule Period, all rebates and other payments made by suppliers and other third parties to the Company or any of its Subsidiaries on account of Company Franchisees’ purchases from those suppliers and third parties or for purposes of doing business with those Company Franchisees, have been administered and spent in accordance in all material respects with the applicable Company Franchise Agreements, applicable Laws, any applicable Contracts between those suppliers or third parties and the Company or any of its Subsidiaries, and as described in the Company FDDs under which the applicable Company Franchise Agreements were issued.

(i) The Company has made available to the Parent and Merger Sub true and complete copies of a material sample of all advertising and promotional materials used by the Company or its Subsidiaries during the Franchise Schedule Period to market Franchises. The Company has not published or disseminated any franchise advertising that would reasonably be expected to be in material violation of Franchise Laws.

(j) Except as set forth on Section 3.29(j) of the Company Disclosure Letter, during the Franchise Schedule Period, the Company and its Subsidiaries have not contracted with or used any independent sales representatives, brokers, consultants, franchise referral networks, or other third parties in connection with the offer or sale of Company Franchises. During the Franchise Schedule Period, the Company has, to the extent applicable, filed all broker and sales agent registrations on a timely basis as required by Franchise Laws during periods in which Company Franchises were offered or sold by such third parties on behalf of the Company in the applicable jurisdiction.

(k) Except as set forth on Section 3.29(k) of the Company Disclosure Letter, the Company has not organized, sponsored, or given formal recognition to any franchisee advisory council, independent franchisee association, or other organization purporting to represent the interests of Company Franchisees. To the Knowledge of the Company, no independent association or franchisee organization exists which holds itself out as a representative of the Company Franchisees.

(l) Except as set forth on Section 3.29(l) of the Company Disclosure Letter, in connection with all terminations, non-renewals, or requested and/or completed transfers of Company Franchise Agreements since the beginning of the Franchise Schedule Period, the Company and any of its Subsidiaries has complied in all material respects with all applicable Relationship Laws and the requirements of the applicable Company Franchise Agreements.

3.30 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article III (as qualified by the applicable items disclosed in the Company Disclosure Letter in accordance with the introduction to this Article III), neither the Company nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or Merger Sub or made available to Parent or Merger Sub in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions. Without limiting the generality of the foregoing, the Company and its Subsidiaries expressly disclaim any other representations or warranties, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives. The Company acknowledges and agrees that, except for the representations and warranties made by Parent and Merger Sub in Article IV, none of Parent, Merger Sub, or any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent, Merger Sub, or their respective Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent or Merger Sub or their respective Subsidiaries or any other matter furnished or provided to the Company or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions. The representations and warranties made by Parent and Merger Sub in Article IV constitute the sole and exclusive representations and warranties of Parent and Merger Sub in connection with this Agreement or the Transactions. The Company specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person or the accuracy or completeness of any information regarding Parent or its Subsidiaries (including Merger Sub) or any other matter furnished or provided to the Company or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions, and acknowledges and agrees that Parent and its Affiliates (including Merger Sub) have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties or the accuracy or completeness of any information regarding Parent and its Subsidiaries (including Merger Sub) or any other matter furnished or provided to the Company or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1 Organization; Good Standing. Parent (a) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (b) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Merger Sub (i) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Neither Parent nor Merger Sub is in violation of its Organizational Documents.

4.2 Corporate Power; Enforceability. Each of Parent and Merger Sub has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) consummate the Transactions. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder, and the consummation of the Transactions, have been duly authorized and approved by all necessary action on the part of each of Parent and Merger Sub and no additional actions on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder, and the consummation of the Transactions. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

4.3 Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective covenants and obligations hereunder, and the consummation of the Transactions (a) do not violate or conflict with any provision of the Organizational Documents of Parent or Merger Sub; (b) do not violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any Contract, Governmental Authorization or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound; (c) do not, assuming the Governmental Authorizations referred to in Section 4.4 are made and obtained, violate or conflict with any Law applicable to Parent or Merger Sub or by which any of their properties or assets are bound; or (d) will not result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens that would not, individually or in the aggregate, prevent or materially delay the consummation of the Transactions or have a material adverse effect on the ability of Parent or Merger Sub to perform their respective covenants and obligations under this Agreement or to consummate the Transactions.

4.4 Requisite Governmental Approvals. No Governmental Authorization is required on the part of Parent or Merger Sub in connection with (a) the execution and delivery of this Agreement by each of Parent and Merger Sub; (b) the performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transactions, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act; and (iv) such other Governmental Authorizations the failure of which to obtain would not, individually or in the aggregate, prevent or materially delay the consummation of the Transactions or have a material adverse effect on the ability of Parent or Merger Sub to perform their respective covenants and obligations under this Agreement or to consummate the Transactions.

4.5 Legal Proceedings; Orders.

(a) No Legal Proceedings. There are no Legal Proceedings pending or, to the knowledge of Parent or Merger Sub as of the date of this Agreement, threatened against Parent or Merger Sub that would, individually or in the aggregate, prevent or materially delay the consummation of the Transactions or have a material adverse effect on the ability of Parent or Merger Sub to perform their respective covenants and obligations under this Agreement or to consummate the Transactions.

(b) No Orders. To the Knowledge of the Parent or Merger Sub, neither Parent nor Merger Sub is subject to any Order that is in effect and would prevent or materially delay the consummation of the Transactions or negatively affect to a material extent the ability of Parent or Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

4.6 Ownership of Company Common Stock. None of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates owns any shares of Company Common Stock. None of Parent, Merger Sub or any of their “affiliates” or “associates” is, or at any time during the three (3) years prior to the date of this Agreement has been, an “interested stockholder” of the Company (in each case as defined in Section 203 of the DGCL).

4.7 Brokers. There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent, Merger Sub or any of their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the Transactions.

4.8 Operations of Parent and Merger Sub. The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. Merger Sub has been formed solely for the purpose of engaging in the Offer and the Merger, and, prior to the Effective Time, Merger Sub shall not have engaged in any other business activities and shall have incurred no liabilities or obligations other than in connection with this Agreement and the Transactions. Parent or one of its wholly owned Subsidiaries owns beneficially and of record all of the outstanding capital stock, and other equity and voting interest in, Merger Sub free and clear of all Liens.

4.9 No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement, the Offer or the Merger. The adoption of this Agreement by the affirmative vote or consent of Parent or one of its wholly owned Subsidiaries is the only vote or consent of the holders of the capital stock of, or other equity interest in, Merger Sub necessary under applicable Law or its Organizational Documents.

4.10 Available Funds. Parent or Merger Sub have available and, as of the Closing, will have available funds sufficient to consummate the Transactions on the terms contemplated by this Agreement and to perform their respective obligations under this Agreement, including payment of the aggregate Per Share Price to which holders of shares of Company Common Stock become entitled to pursuant to Section 2.1(d), the aggregate Merger Consideration to which holders of shares of Company Common Stock become entitled to pursuant to Section 2.6, the aggregate RSA Consideration to which holders of Company RSAs become entitled to pursuant to Section 2.7(a), the aggregate RSU Consideration to which holders of Company RSUs become entitled to pursuant to Section 2.7(b), the aggregate PSU Consideration to which holders of Company PSUs become entitled to pursuant to Section 2.7(c) and any other amounts required to be paid by Parent, Merger Sub or the Surviving Corporation in connection with or as result of the consummation of the Transactions and all related fees and expenses.

4.11 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in such estimates, projections, forecasts, and other forward-looking statements, as well as in such business and strategic plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, or business plans), and that Parent and Merger Sub have not relied on such information and will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto or any rights hereunder with respect thereto, except pursuant to the express terms of this Agreement, including on account of a breach of any of the representations, warranties, covenants, or agreements set forth herein. Without limiting the generality of the foregoing, Parent and Merger Sub each acknowledges and agrees that neither the Company nor any other Person makes or has made any representations or warranties with respect to any estimates, projections, forecasts, or other forward-looking information made available to Parent, Merger Sub or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

4.12 No Other Representations or Warranties. Except for the representations and warranties made by Parent and Merger Sub in this Article IV, none of Parent, Merger Sub or any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent, Merger Sub or their respective Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent or its Subsidiaries (including Merger Sub) or any other matter furnished or provided to the Company or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions. Without limiting the generality of the foregoing, Parent and its Subsidiaries (including Merger Sub) expressly disclaim any other representations or warranties, whether made by Parent or any of its Subsidiaries (including Merger Sub) or any of their respective Affiliates or Representatives. Each of Parent and Merger Sub acknowledges and agrees that, except for the representations and warranties made by the Company in Article III (as qualified by the applicable items disclosed in the Company Disclosure Letter in accordance with the introduction to Article III), neither the Company nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions. The representations and warranties made by the Company in Article III (as qualified by the applicable items disclosed in the Company Disclosure Letter in accordance with the introduction to Article III) constitute the sole and exclusive representations and warranties of the Company in connection with this Agreement or the Transactions. Each of Parent and Merger Sub specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or Merger Sub or made available to Parent or Merger Sub in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions, and acknowledges and agrees that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or Merger Sub or made available to Parent or Merger Sub in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions.

ARTICLE V

INTERIM OPERATIONS OF THE COMPANY

5.1 Affirmative Obligations. Except (a) as expressly contemplated by this Agreement, (b) as set forth in the Company Disclosure Letter, (c) as required by applicable Law, including any COVID-19 Measures, (d) for any COVID-19 Reasonable Response or (e) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time (the “Pre-Closing Period”), the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to (i) conduct its business in all material respects in the ordinary course of business consistent with past practice (taking into account any COVID-19 Reasonable Response), and (ii) preserve intact in all material respects its current business organization, ongoing businesses and significant relationships with Company Franchisees and the franchise system as a whole, Top Suppliers and other Persons with whom the Company or its Subsidiaries have material business dealings; provided that no action or inaction by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2 shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Section 5.2.

5.2 Forbearance Covenants. Except (i) as expressly contemplated by this Agreement, (ii) as set forth in the Company Disclosure Letter, (iii) as required by applicable Law, including any COVID-19 Measures, (iv) for any COVID-19 Reasonable Response or (v) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, the Company shall not, and shall not permit any of its Subsidiaries, to:

(a) amend the Organizational Documents of the Company or any of its Subsidiaries (other than any immaterial amendments to the Organizational Documents of any Subsidiary of the Company);

(b) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(c) issue, sell, deliver, grant, pledge, dispose of or encumber, or agree or commit to issue, sell, deliver, grant, pledge, dispose of or encumber, any Company Securities, except (i) in accordance with the terms of any employment agreements or any award agreements with respect to, and upon the exercise or settlement of, Company RSAs, Company RSUs, Company PSUs or Company DSUs, in each case, in effect on the date of this Agreement as permitted by their existing terms; (ii) up to 15,000 shares of Company Common Stock underlying new grants of Company RSAs, Company RSUs or Company PSUs to employees of the Company and its Subsidiaries made in connection with new hires or promotions only in the ordinary course of business consistent with past practice; and (iii) as contemplated by Section 5.2(g) or Section 6.7;

(d) except for transactions solely among the Company and its Subsidiaries or solely among the Company’s Subsidiaries, reclassify, split, combine, subdivide or redeem, repurchase, purchase or otherwise acquire or amend the terms of, directly or indirectly, any of its capital stock or other equity or voting interest, other than (i) the withholding of shares of Company Common Stock to satisfy the exercise price or Tax obligations incurred in connection with the settlement of Company RSAs, Company RSUs, Company PSUs or Company DSUs or (ii) the acquisition by the Company of Company RSAs, Company RSUs, Company PSUs or Company DSUs in connection with the forfeiture of such awards, in each case, in accordance with their respective terms;

(e) (i) establish a record date for, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, shares or other equity or property, including any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest, except for cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its other wholly owned Subsidiaries; or (ii) pledge or encumber any shares of its capital stock or other equity or voting interest;

(f) (i) incur, assume or suffer to exist any Indebtedness, except (A) for trade payables incurred in the ordinary course of business; (B) for loans or advances to direct or indirect wholly owned Subsidiaries of the Company; and (C) for Indebtedness under the Company Credit Agreement, not to exceed an aggregate principal amount of $25,000,000 outstanding at any given time; (ii) make any loans, advances or capital contributions to, or investments in, any other Person, except for (1) extensions of credit to Company Franchisees; and (2) advances to directors, officers and other employees, in each case of clauses (1) and (2) in the ordinary course of business consistent with past practice; or (iii) mortgage or pledge any assets, tangible or intangible, or create or suffer to exist any Lien thereupon, except for any Permitted Liens;

(g) (i) enter into, adopt, materially amend, materially modify or terminate any material Employee Plan; (ii) increase the compensation, bonus, severance, retention or termination pay payable or that could become payable to any current or former directors, officers or employees, or pay any benefit not provided under any Employee Plan as in effect as of the date of this Agreement; or (iii) grant, amend or modify any equity or equity-based awards (other than as permitted by Section 5.2(c)), except, in each case, (A) to the extent required by applicable Law or pursuant to any Employee Plan or Contract in effect on the date of this Agreement, in each case, in accordance with their existing terms; (B) in conjunction with actions taken in the ordinary course of business consistent with past practice for any employee below the level of Vice President; (C) in conjunction with annual renewal or plan design changes for the Employee Plans that provide health or other welfare benefits that are made in the ordinary course of business consistent with past practice; (D) in conjunction with new hires or promotions and changes in job position or status of any current employee below the level of Vice President; or (E) in connection with the actions set forth in Section 5.2(g) of the Company Disclosure Letter; provided, however, that in no event shall the Company or its Subsidiaries enter into any employment agreement without the prior written approval of Parent (which approval shall not be unreasonably withheld, conditioned or delayed);

(h) settle any pending or threatened Legal Proceeding, except for the settlement of any Legal Proceeding that (i) is for solely monetary payments by the Company or its Subsidiaries of no more than $250,000 individually and $1,000,000 in the aggregate; (ii) does not impose any material non-monetary obligations on the Company or its Subsidiaries; (iii) is Transaction Litigation and settled in compliance with Section 6.10; or (iv) involves any dispute between one or more of Parent or Merger Sub, on the one hand, and the Company, on the other hand;

(i) materially change the Company’s or its Subsidiaries’ methods, principles or practices of financial accounting or annual accounting period, except as required by GAAP, Regulation S-X of the Exchange Act (or any interpretation thereof), or by any Governmental Authority;

(j) (i) except in the ordinary course of business consistent with past practice, make, revoke or change any Tax election, change any method of Tax accounting, file any amended Tax Return or take action to surrender any claim for a refund of Taxes that, in each case, individually or in the aggregate, would materially and adversely affect the Tax liability of the Company or any Subsidiary, (ii) change the entity classification of any Subsidiary of the Company or (iii) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment (other than any automatic extension of time in which to file a Tax Return);

(k) incur or commit to incur any capital expenditures in excess of $500,000 individually or $2,000,000 in the aggregate other than (i) consistent with the capital expenditure budget for the fiscal year 2023, set forth in Section 5.2(k) of the Company Disclosure Letter, (ii) pursuant to obligations imposed by any Contract in effect as of the date of this Agreement or (iii) emergency capital expenditures that are necessary to maintain the operations of the Company’s business and properties as currently conducted; provided that to the extent reasonably practicable the Company shall consult with Parent prior to incurring any emergency capital expenditures in excess of $100,000, individually;

(l) enter into, modify in any material respect, amend in any material respect, terminate (other than any Material Contract, Real Property Lease or other restaurant lease that has expired in accordance with its terms) or waive any material rights or material claims under any Material Contract, Real Property Lease or other restaurant lease except, in each case, (i) in the ordinary course of business consistent with past practice or (ii) for renewals of any Material Contract (other than any Company Franchise Agreement) on substantially similar terms;

(m) (i) enter into any new Company Franchise Agreement with a new Company Franchisee, (ii) renew any existing Company Franchise Agreement, other than in the case of an Eligible Franchise Agreement Renewal on a New Company Franchise Agreement Form, (iii) modify in any material respect, amend in any material respect or terminate any Company Franchise Agreement except, in each case, (A) in the ordinary course of business consistent with past practice or (B) if such amendment or modification would not extend the term of such Company Franchise Agreement and would be on terms more favorable to the Company than the form of franchise agreement or deviations therefrom provided to Parent prior to the date of this Agreement, or (iv) modify a Company FDD or any other materials that were created for or are used in connection with the offering or selling of any Company Franchise or entering into any development agreement; provided that, in the case of clause (ii) of this subsection, if the Company contemplates changes or deviations from the New Company Franchise Agreement Form, Parent shall have provided its consent to any such changes or deviations (such consent not to be unreasonably withheld, conditioned or delayed);

(n) make any material change to the terms of the Company’s or any of its Subsidiaries’ system-wide or region-wide policies with respect to Company Franchisees, including any existing or new policies relating to (i) system-wide or region-wide Company Franchisee rent, royalty or other fees and charges, or maintenance of advertising funds, (ii) system-wide or region-wide franchisee incentives or franchisee economic assistance, or (iii) system-wide or region-wide mandates relating to equipment, hardware or software; except, in each case, for updates to existing system-wide or region-wide policies in the ordinary course of business consistent with past practice (for purposes of this clause, “system-wide” means applicable to all Company Franchisees and “region-wide” means applicable to Company Franchisees in any of the following geographic regions: (A) United States; (B) Southeast Asia; or (C) Latin America/Caribbean);

(o) other than with respect to the matters set forth in Section 5.2(g), engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(p) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any material equity interest therein or assets thereof in any one transaction or series of related transactions, other than acquisitions (x) of raw materials, supplies, equipment or inventory from vendors or suppliers for consumption or use in the ordinary course of business consistent with past practice or (y) that do not exceed $100,000 in the aggregate;

(q) lease, acquire or sell, or enter into any Contract to lease, acquire or sell, any real property or any interest therein outside the ordinary course of business consistent with past practice for an aggregate payment that exceeds $100,000 in any one transaction or series of related transactions, in each case, without good faith consultation with Parent;

(r) sell, assign, license, lease, transfer, abandon or otherwise dispose of, or create any Lien on (other than any Permitted Lien), or otherwise dispose of, any of the Company’s or its Subsidiaries’ tangible assets, other than such sales, assignments, licenses, leases, transfers, Liens or other dispositions (i) in the ordinary course of business consistent with past practice, (ii) that are sales or other dispositions of equipment that is no longer used by the Company or its Subsidiaries in the operation of their respective businesses or (iii) that have neither a fair market value of the assets nor an aggregate purchase price that exceeds $100,000 in any one transaction or series of related transactions;

(s) sell, assign, lease, license, sublicense, terminate, abandon, waive, allow to lapse or otherwise transfer or dispose of, or create or incur any Lien (other than Permitted Liens) on or grant any interest in or rights with respect to, any material Company Intellectual Property (except for licenses contained in Company Franchise Agreements with Company Franchisees and non-exclusive licenses, in each case, entered into or granted in the ordinary course of business consistent with past practice);

(t) fail to use reasonable best efforts to maintain in full force and effect material insurance policies covering the Company and its Subsidiaries and their respective directors, officers, properties, assets and businesses in a form and amount consistent with past practice in all material respects;

(u) establish, adopt, enter into or amend any collective bargaining agreement (or recognize or certify any labor union, labor organization, works council or group of employees as the bargaining representative for any employees of the Company or any of its Subsidiaries);

(v) implement any employee layoffs that trigger the WARN Act; or

(w) agree, resolve or commit to take any of the actions prohibited by this Section 5.2.

5.3 No Solicitation; Company Board Recommendation.

(a) No Solicitation or Negotiation. Except as permitted by this Section 5.3, from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Offer Acceptance Time, the Company and its Subsidiaries shall not, and shall not instruct, authorize or knowingly permit any of their respective Representatives to, directly or indirectly, (i) solicit, initiate, propose or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal; (ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or with the intent to encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal by such Person (or inquiries, proposals or offers or other efforts that could reasonably be expected to lead to an Acquisition Proposal by such Person), in each case other than informing such Persons of the existence of the provisions contained in this Section 5.3; (iv) approve, endorse or recommend an Acquisition Proposal; (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract with respect to an Acquisition Proposal, other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract with respect to an Acquisition Proposal, an “Alternative Acquisition Agreement”); (vi) grant to any Person any waiver, amendment or release under any standstill or confidentiality agreement or any Anti-Takeover Laws unless the Company Board (or a committee thereof) first determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to take such action would reasonably be likely to be inconsistent with its fiduciary duties under applicable Law or

(vii) resolve, propose or agree to do any of the foregoing. Except as permitted by this Section 5.3, the Company shall, immediately following the execution of this Agreement, cease and terminate and shall, immediately following the execution of this Agreement, cause each of its Subsidiaries and direct and use its reasonable best efforts to cause its and their respective Representatives to cease and terminate, (x) any solicitations, discussions, communications or negotiations with any Person (other than the Parties and their respective Representatives) in connection with an Acquisition Proposal by such Person, in each case, that exists as of the date of this Agreement, and (y) all access of any Person (other than the Parties and their respective Representatives) to any electronic data room maintained by the Company with respect to the Transactions or any other Acquisition Proposals. Immediately following the execution of this Agreement, the Company shall request that all Company Information previously provided by or on behalf of the Company or any of its Subsidiaries to any Person (other than Parent and its Representatives) in connection with such Person’s consideration of the Transactions or any other Acquisition Proposals be returned or destroyed in accordance with any applicable confidentiality agreement with such Person.

(b) Exceptions. Notwithstanding anything to the contrary in this Agreement, at any time prior to the Offer Acceptance Time, the Company and the Company Board (or a committee thereof) may, directly or indirectly through one or more of their Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement to any Person or its Representatives that has made or delivered to the Company an unsolicited Acquisition Proposal after the date of this Agreement, and otherwise facilitate such Acquisition Proposal or assist such Person (and its Representatives and financing sources) with such Acquisition Proposal if requested by such Person, in each case with respect to an Acquisition Proposal that was not the result of a material breach of Section 5.3(a) and that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisors and outside legal counsel) either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that, subject to applicable Law, the Company shall provide to Parent and Merger Sub any material non-public information or data that is provided to any Person given such access that was not previously made available to Parent or Merger Sub prior to or promptly following the time it is provided to such Person. It is understood and agreed that any contacts, disclosures, discussions or negotiations permitted under this Section 5.3(b), by itself shall not constitute a Company Board Recommendation Change or otherwise constitute a basis for Parent to terminate this Agreement pursuant to Section 8.1(d).

(c) No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as permitted by Section 5.3(d) or Section 5.3(f), during the Pre-Closing Period, neither the Company Board nor any committee thereof shall:

(i) (A) fail to make or withhold, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, the Company Board Recommendation in a manner adverse to Parent or Merger Sub; (B) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, to the Company Stockholders an Acquisition Proposal; (C) fail to recommend against acceptance of any tender offer or exchange offer for shares of Company Common Stock from any Person or Group (other than Parent or Merger Sub) within ten (10) Business Days after commencement of such offer by filing a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act; or (D) fail to publicly reaffirm the Company Board Recommendation within ten (10) Business Days of Parent’s written request to do so following the public announcement of any Acquisition Proposal (or, if earlier, at least two (2) Business Days prior to the then-scheduled Offer Acceptance Time, if such Acquisition Proposal has been publicly disclosed at least three (3) Business Days prior to the then-scheduled Offer Expiration Time); provided that the Company shall not be required to make such public reaffirmation more than one time in respect of each Acquisition Proposal or each material publicly announced or disclosed modification thereto (any action described in clauses (A), (B), (C) or (D), a “Company Board Recommendation Change”);

(ii) resolve or publicly propose to take any action described in Section 5.3(c)(i); or

(iii) approve, recommend, cause or permit, or publicly propose to approve, recommend, cause or permit, the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(d) Company Board Recommendation Change. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the Offer Acceptance Time:

(i) Intervening Event. The Company Board (or a committee thereof) may effect a Company Board Recommendation Change in response to an Intervening Event if the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that, the Company Board (or a committee thereof) shall not effect such a Company Board Recommendation Change unless:

(A) the Company has provided prior written notice to Parent at least four (4) Business Days in advance to the effect that the Company Board (or a committee thereof) intends to effect a Company Board Recommendation Change, which notice shall specify the basis for such Company Board Recommendation Change, including, a reasonably detailed description of the facts and circumstances relating to such Intervening Event;

(B) during such four (4) Business Day period, if requested by Parent in good faith, the Company and its Representatives shall have engaged in good faith negotiations with Parent regarding any modifications to the terms and conditions of this Agreement proposed by Parent in order to cause such Company Board Recommendation Change to cease to be necessary; and

(C) the Company Board shall have considered any written proposals for modifications to this Agreement that may be proposed by Parent in a form that is binding on Parent subject only to execution by the Company and, at the end of such four (4) Business Day period, shall have determined in good faith (after consultation with its financial advisors and outside legal counsel) that (1) after giving effect to such modifications proposed by Parent, such changes would not change the determination of the Company Board of the need for a Company Board Recommendation Change, and (2) the failure to make the Company Board Change Recommendation would still reasonably be likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law; or

(ii) Superior Proposal. If the Company receives an Acquisition Proposal that did not result from a material breach of this Section 5.3 and that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a Superior Proposal, then the Company Board (or a committee thereof) may (1) effect a Company Board Recommendation Change with respect to such Acquisition Proposal; or (2) cause the Company to terminate this Agreement pursuant to Section 8.1(g) in order to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal; provided that the Company Board (or a committee thereof) shall not take any action described in the foregoing clauses (1) and (2) unless:

(A) the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law (which determination shall not constitute a Company Board Recommendation Change or termination); and

(B) (i) the Company has provided prior written notice (the “Determination Notice”) to Parent at least four (4) Business Days in advance (it being understood that any material revision, amendment, update or supplement to the terms or conditions of such Superior Proposal shall be deemed to constitute a new Superior Proposal and shall require a new notice but with an additional minimum of three (3) Business Days (instead of at least four (4) Business Days) period from the date of such notice) (any such notice period, the “Notice Period”) (which notice shall not constitute a Company Board Recommendation Change or termination) to the effect that the Company Board (or a committee thereof) intends to take the actions described in clauses (1) or (2) of the first paragraph of this Section 5.3(d)(ii), including (y) the identity of the Person or Group making such Acquisition Proposal and (z) the material terms and conditions of such Superior Proposal or information request (including copies of any material written correspondence and any proposals, offers, requests, draft agreements, commitment letters or similar material documents relating to such Superior Proposal); (ii) during the Notice Period, if requested by Parent in good faith, the Company and its Representatives shall have engaged in good faith negotiations with Parent regarding any modifications to the terms and conditions of this Agreement proposed by Parent in order to cause such Superior Proposal to no longer constitute a Superior Proposal; and (iii) the Company Board shall have considered any written proposals for modifications to this Agreement that may be proposed by Parent in a form that is binding on Parent subject only to execution by the Company and shall have determined in good faith (after consultation with its financial advisors and outside legal counsel) that (y) after giving effect to such modifications proposed by Parent in a form that is binding on Parent subject only to execution by the Company, such Superior Proposal still constitutes a Superior Proposal, and (z) the failure to make the Company Board Change Recommendation would still reasonably be likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(e) Notice.

(i) From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Offer Acceptance Time, the Company shall, as promptly as reasonably practicable (and, in any event, within twenty-four (24) hours), notify Parent if any Acquisition Proposal is received from any Person or Group or any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company, any of the Company’s Subsidiaries or any of the Company’s Representatives, in each case, for the purpose of making an Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal. Such notice must include (A) the identity of the Person or Group making such Acquisition Proposal, (B) the material terms and conditions of such Acquisition Proposal or information request (including copies of any material written correspondence and any proposals, offers, requests, draft agreements, commitment letters or similar material documents relating to such Acquisition Proposal provided by such Person or Group) and (C) whether the Company has provided any Company Information to such Person or Group.

(ii) From and after the date of this Agreement, the Company shall keep Parent reasonably informed on a reasonably prompt basis of any material developments, discussions or negotiations regarding any Acquisition Proposal (including any material changes thereto) and provide any information and documents required to be provided to Parent pursuant to Section 5.3(e)(i) (including any material modifications thereto and copies of any proposal or offer, including proposed agreements relating to such Acquisition Proposal provided by such Person after the Company provides its initial notice of such Acquisition Proposal).

(f) Certain Disclosures. Nothing contained in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication in connection with the making or amendment of a tender offer or exchange offer), (ii) making a customary “stop-look-and-listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication), and such communication or disclosure, as applicable, shall not be considered a Company Board Recommendation Change or termination and shall not require the giving of a Determination Notice or compliance with the procedures set forth in Section 5.3(d) or Section 5.3(e) or (iii) making any disclosure to the Company Stockholders if, in the good faith judgment of the Company Board, after consultation with outside legal counsel, the failure to do so would reasonably be likely to be inconsistent with the fiduciary duties of the Company Board under applicable Law or violate any disclosure requirements under applicable Law; provided that any such disclosure that would constitute or contain a Company Board Recommendation Change shall be subject to, and may only be made in accordance with, the provisions of Section 5.3(d), and the foregoing shall in no way eliminate or modify the effect that such disclosure would otherwise have under this Agreement.

(g) Breach by Representatives. The Company acknowledges and agrees that if any Representative of the Company or any of its Subsidiaries (other than any independent contractor or employee of the Company or any of its Subsidiaries who is not an officer of the Company or any of its Subsidiaries; provided that, for the avoidance of doubt, Jefferies LLC shall not be deemed to be an independent contractor of the Company for purposes of this Section 5.3(g)) takes any action that if taken by the Company would be a breach of this Section 5.3, the taking of such action by such Representative will be deemed to constitute a breach of this Section 5.3.

5.4 No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company or its Subsidiaries, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent, Merger Sub and the Company and its Subsidiaries shall exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own respective business and operations.

ARTICLE VI

ADDITIONAL COVENANTS

6.1 Required Action and Forbearance; Efforts.

(a) Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement (including this Section 6.1(a)) and subject to any different standard set forth herein with respect to any covenant or obligation, Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company shall (and shall cause its Subsidiaries to, if applicable), on the other hand, use their respective reasonable best efforts (A) to take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective the Transactions, as promptly as practicable, and in any event prior to the Termination Date, including by (i) causing the conditions to the Offer set forth on Annex I and the conditions to the Merger set forth in Article VII to be satisfied and (ii) (A) obtaining all consents, waivers, approvals, Orders and authorizations from Governmental Authorities; and (B) making all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Transactions.

(b) Consents. If the consent or approval of, or a notice to, the counterparty to a Material Contract or Real Property Lease is required under the terms thereof in connection with the Transactions, then, at the reasonable request of Parent, the Company shall use its commercially reasonable efforts to as promptly as reasonably practicable give any such notices to such counterparties and use commercially reasonable efforts to obtain such consents and approvals prior to the Closing (the receipt of which, for the avoidance of doubt, shall not constitute a condition to closing of the Transactions); provided, however, that in no event will the Company, Parent or any of its Subsidiaries be required, and in no event shall the Company prior to the Effective Time, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), pay any fee, penalty or other consideration or make any accommodation to any third party to obtain any consent or approval required in connection with the Transactions under the terms of a Material Contract or Real Property Lease. The Company shall, at Parent’s request, obtain payoff instructions and a customary payoff letter in connection with the repayment and termination of the Company Credit Agreement and any other Contract providing for Indebtedness for borrowed money and any Liens resulting therefrom.

(c) Limitations. Section 6.1(a) shall not apply to filings under Antitrust Laws, which shall be governed by the obligations set forth in Section 6.2 below.

6.2 Antitrust Matters.

(a) Filings Under Antitrust Laws. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall (and shall cause their respective Affiliates, if applicable, to), to the extent required, (i) file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Transactions as required by the HSR Act within ten (10) Business Days following the date of this Agreement; and (ii) as promptly as practicable following the date of this Agreement, file such notification filings, forms and submissions, including any draft notifications in jurisdictions requiring pre-notification, with any Governmental Authority as are required by other applicable Antitrust Laws in connection with the this Agreement and the Transactions. Each of Parent and the Company shall (A) cooperate and coordinate (and shall cause its respective Affiliates to cooperate and coordinate) with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) subject to Section 6.2(b), make (or cause to be made) an appropriate response to any request or requirement for additional information by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction; and (D) take (and cause their Affiliates to take) all action necessary, proper or advisable to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws applicable to this Agreement or the Transactions; and (2) obtain any required consents pursuant to the HSR Act and any Antitrust Laws applicable to this Agreement or the Transactions, in the case of each of clauses (1) and (2), as promptly as reasonably practicable and in any event prior to the Termination Date. Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, shall promptly inform the other of any material communication from any Governmental Authority regarding the Transactions in connection with such filings. If any Party or Affiliate thereof receives any comments or a request for additional information or documentary material from any Governmental Authority with respect to the Transactions pursuant to the HSR Act or any other Antitrust Laws applicable to the Transactions, then such Party shall make (or cause to be made), as promptly as practicable and after consultation and cooperation with the other Parties in accordance with Section 6.2(b), an appropriate response to such request; provided that neither Party shall stay, toll or extend any applicable waiting period under the HSR Act, pull and refile under the HSR Act, or enter into any timing or other agreement or understanding with any Governmental Authority with respect to the HSR Act or any other Antitrust Laws applicable to the Transactions without the consent of the other Party, which shall not be unreasonably conditioned or withheld.

(b) Cooperation. In furtherance and not in limitation of the foregoing, the Company, Parent and Merger Sub shall (and shall cause their respective Subsidiaries to), subject to any restrictions under applicable Laws, (i) promptly notify the other Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any material communication received by such Person from a Governmental Authority or intervening party in connection with the Transactions and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed draft notifications, formal notifications, filing, submission or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Transactions to a Governmental Authority; (ii) keep the other Parties informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Transactions and any developments, meetings or discussions with any Governmental Authority or intervening party in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or Legal Proceeding under applicable Laws, including any proceeding initiated by a private party, and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority or intervening party with respect to the Transactions; and (iii) not independently participate in any meeting, hearing, proceeding or discussions (whether in person, by telephone or otherwise) with or before any Governmental Authority or intervening party in respect of the Transactions without giving the other parties reasonable prior notice of such meeting or substantive discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of the Company, Parent and Merger Sub may designate any non-public or competitively sensitive information (including trade secrets) provided to any Governmental Authority as restricted to “outside counsel only” and any such information shall not be shared with employees, officers or directors or their equivalents of Parent or Merger Sub, without approval of the Company, if the Company is providing the non-public or competitively sensitive information, or to the Company, without approval of Parent, if Parent or Merger Sub is providing the non-public or competitively sensitive information; provided that each of the Company, Parent and Merger Sub may redact any valuation and related information before sharing any information provided to any Governmental Authority with another Party on an “outside counsel only” basis, and that the Company, Parent and Merger Sub shall not in any event be required to share information that is entitled to legal privilege with the other Parties, even on an “outside counsel only” basis, where this would cause such information to cease to be entitled to legal privilege.

(c) Avoidance of Impediments. In furtherance and not in limitation of the other covenants in this Section 6.2, if and to the extent necessary to obtain expiration or termination of any applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws applicable to this Agreement or the Transactions or clearance of the Transactions pursuant to any other Laws applicable to this Agreement or the Transactions as promptly as practicable and in any event prior to the Termination Date, each of Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable) offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, and take all actions necessary to avoid or eliminate each and every impediment under the HSR Act and any other Antitrust Laws, including (i) the sale, divestiture, transfer, license, disposition or holding separate (through the establishment of a trust or otherwise), of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, properties, products or businesses of the Company and its Subsidiaries; (ii) the termination, modification, or assignment of existing relationships, joint ventures, Contracts, or obligations of the Company and its Subsidiaries; (iii) the modification of any course of conduct regarding future operations of the Company and its Subsidiaries; and (iv) any other restrictions on the activities of the Company and its Subsidiaries, including the freedom of action of the Company and its Subsidiaries with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests or any other restriction on the activities of Parent and Merger Sub (and their respective Affiliates, if applicable) customarily associated with a sale or divestiture of assets (to the extent in connection with the divestiture of assets of the Company or its Subsidiaries) (any such action or limitation described in clauses (i) through (iv), a “Restriction”); provided that (A) nothing in this Section 6.2(c) shall require (1) Parent or any of its Subsidiaries or the Company or any of its Subsidiaries to take, accept or agree to any Restriction unless the effectiveness of such Restriction is conditioned upon the Closing, (2) Parent or any of its Subsidiaries or the Company or any of its Subsidiaries to offer, commit to or effect any Restriction that, individually or in the aggregate with all other Restrictions, would be material (including with respect to the number of restaurants owned by the Company and its Subsidiaries or the revenue expected to be generated by the Company and its Subsidiaries) to the Company and its Subsidiaries, taken as a whole (without giving effect to the Merger) or (3) Parent or any of its Affiliates to take, accept or agree to any Restriction other than (x) solely with respect to the Company and its Subsidiaries or (y) customarily associated with a sale or divestiture of assets (to the extent in connection with the divestiture of assets of the Company or its Subsidiaries); and (B) in no event shall the Company or its Subsidiaries agree to any Restriction relating to any consents, approvals or clearances under any Antitrust Law required to be obtained by the Parties in connection with the Transactions without the prior written consent of Parent. Notwithstanding the foregoing, nothing in this Agreement shall require the Company or any of its Subsidiaries or Affiliates to enter into any agreement or consent decree with the DOJ, FTC or any other Governmental Authority that is unrelated to the Transactions or is not conditioned on the Closing.

(d) Other Actions. If any administrative or judicial action or Legal Proceeding is instituted (or threatened to be instituted) by any Person challenging the transactions contemplated hereby as violative of any applicable Law, each of the Parties shall, and shall cause their respective Affiliates to, cooperate and use their commercially reasonable efforts to contest and resist any such action or Legal Proceeding, including any action or Legal Proceeding that seeks a temporary restraining order or preliminary injunction that would prohibit, prevent or restrict consummation of the Transactions.

(e) Prohibited Acquisitions. Parent and Merger Sub covenant and agree with the Company that between the date of this Agreement and the Effective Time or the earlier termination of this Agreement pursuant to Article VIII, Parent and Merger Sub shall not, and shall cause their respective Subsidiaries not to, acquire or agree to acquire (by stock purchase, merger, consolidation, purchase of assets, license or otherwise) an ownership interest in any other Person, business enterprise or assets that would reasonably be expected to prevent or materially delay the expiration or termination of any waiting period pursuant to the HSR Act or any other Antitrust Laws applicable to this Agreement or the Transactions, the receipt of any clearance pursuant to any other Laws applicable to this Agreement or the Transactions, or the consummation of the Transactions.

6.3 Anti-Takeover Laws. The Company and the Company Board shall (a) take all actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation is or becomes applicable to the Transactions; and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to the Transactions, take all actions within their power to ensure that the Transactions may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions.

6.4 Access. At all times during the Pre-Closing Period, the Company shall afford Parent and its Representatives reasonable access, consistent with applicable Law, during normal business hours, upon reasonable advance request, to the properties, books and records and personnel of the Company, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law or Contract requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right terminate or accelerate the rights pursuant to, such Contract; (d) access would result in the disclosure of any trade secrets (including source code) of the Company, any of its Subsidiaries or any third Persons; or (e) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand; provided that the Company shall give notice to Parent of the fact that it is withholding such information or documents and thereafter the Company shall use its reasonable best efforts to allow the disclosure of such information (or as much of it as possible) in a manner that would not violate any of the foregoing clauses (a) through (e). Nothing in this Section 6.4 shall be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any analyses, appraisals or opinions. Any investigation conducted pursuant to the access contemplated by this Section 6.4 shall be conducted in a manner that (i) does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by officers, employees and other authorized Representatives of the Company or any of its Subsidiaries of their normal duties or (ii) create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries (1) shall be subject to the Company’s reasonable safety and security measures and insurance requirements, (2) shall not include any testing, sampling, monitoring or analysis of soil, groundwater, building materials, indoor or ambient air, or other environmental media without the written consent of the Company, which may be withheld at the Company’s sole discretion, and (3) may be limited to the extent the Company reasonably determines in good faith that such limitation is necessary in light of COVID-19 or any COVID-19 Measures, including if providing such access would reasonably be expected to jeopardize the health and safety of any employee of the Company or any of its Subsidiaries. All requests for access pursuant to this Section 6.4 must be directed to the General Counsel of the Company, or another person designated in writing by the Company.

6.5 Section 16 and Rule 14d-10 Matters.

(a) Prior to the Effective Time, the Company shall be permitted to take all such actions as may be reasonably necessary or advisable hereto to cause the Transactions, and any dispositions of equity securities of the Company (including derivative securities) (including the disposition, cancellation, or deemed disposition and cancellation of Company Common Stock, Company RSAs, Company RSUs, Company PSUs or Company DSUs) in connection with the Transactions by each individual who is a director or executive officer of the Company, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

(b) Prior to the Effective Time, the Compensation Committee of the Company Board (the “Compensation Committee”) to the extent required will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee in accordance with the requirements of Rule 14d-10(d)(2) promulgated under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) promulgated under the Exchange Act and satisfy the requirements of the nonexclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

6.6 Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a) Indemnified Persons. Parent and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill, in all respects, the obligations of the Company and its Subsidiaries (i) pursuant to the Organizational Documents of the Company and its Subsidiaries, as in effect on the date hereof, and (ii) under any indemnification agreements in effect on the date hereof between the Company and any of its Subsidiaries or Affiliates, on the one hand, and any of their respective current or former directors, officers, employees or agents (and any person who becomes a director, officer, employee or agent of the Company or any of its Subsidiaries prior to the Effective Time), on the other hand (each, together with such Person’s heirs, executors and administrators, an “Indemnified Person” and, collectively, the “Indemnified Persons”), arising out of or relating to actions or omissions in their capacity as such occurring up to and including the Effective Time, including in connection with the approval of this Agreement and the transactions contemplated hereby. In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the Organizational Documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses of the Indemnified Parties that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Organizational Documents of the Subsidiaries of the Company as of the date of this Agreement. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any manner that would be adverse to any Indemnified Person except as required by applicable Law.

(b) Indemnification Obligation. Without limiting the generality of the provisions of Section 6.6(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent and its Subsidiaries shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless, to the fullest extent permitted by applicable Law, each current or former director or officer of the Company and its Subsidiaries from and against any costs, fees and expenses, judgments, fines, penalties, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, whenever asserted, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) the fact that, at or prior to the Effective Time, such Person is or was a director or officer of the

Company or any of its Subsidiaries or, while a director or officer of the Company or any of its Subsidiaries, is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan; (ii) any action or omission, or alleged action or omission, in such Person’s capacity as a director or officer of the Company or any of its Subsidiaries at or prior to the Effective Time; and (iii) the Transactions, as well as any actions taken by the Company, Parent or Merger Sub with respect thereto, except that if, at any time prior to the sixth anniversary of the Effective Time, any current or former director or officer of the Company and its Subsidiaries delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.6(b), then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding, Parent and its Subsidiaries shall, and Parent shall cause the Surviving Corporation to, advance all fees and expenses (including reasonable attorneys’ fees and investigation expenses) as incurred by such Person in the defense of such Legal Proceeding; provided that such Person agrees in advance to return any such funds to which a court of competent jurisdiction determines in a final, nonappealable judgment that such Person is not ultimately entitled to indemnification. Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Corporation nor any of their respective Affiliates shall settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by a current or former director or officer of the Company and its Subsidiaries pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of the applicable Person from all liability arising out of such Legal Proceeding. Any determination required to be made with respect to whether the conduct of any current or former director or officer of the Company and its Subsidiaries complies or complied with any applicable standard shall be made by independent legal counsel selected by the Surviving Corporation (which counsel shall be reasonably acceptable to such Indemnified Person), the fees and expenses of which shall be paid by the Surviving Corporation.

(c) D&O Insurance. During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect the Company’s directors’ and officers’ liability insurance in effect at the Closing (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance. In satisfying its obligations pursuant to this Section 6.6(c), the Surviving Corporation shall not be obligated to pay annual premiums in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year (such 300% amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s existing directors’ and officers’ liability insurance carrier as of the Closing. In lieu of the foregoing obligations, prior to the Effective Time the Company may purchase, after prior consultation with Parent, a prepaid “tail” policy with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s directors’ and officers’ liability insurance carrier as of the Closing so long as the cost for such “tail” policy does not exceed the Maximum Annual Premium. If the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect for a period of no less than six (6) years after the Effective Time and continue to honor its obligations thereunder. If the Company is unable to obtain the “tail” policy and Parent or the Surviving Corporation are unable to obtain the insurance described in this Section 6.6(c) for an annual premium less than or equal to the Maximum Annual Premium, Parent shall cause the Surviving Corporation to, instead obtain as much comparable insurance as possible for an annualized premium equal to the Maximum Annual Premium.

(d) Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Corporation or entity in such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then proper provisions shall be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.6.

(e) No Impairment. The obligations set forth in this Section 6.6 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other Person who is a beneficiary pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.6(c) (and their and the Indemnified Persons’ respective successors, heirs and representatives), the “Other Indemnified Persons”) without the prior written consent of such affected Indemnified Person or other Person. Each of the Indemnified Persons or Other Indemnified Persons are intended to be third party beneficiaries of this Section 6.6, with full rights of enforcement as if a Party. The rights of the Indemnified Persons and Other Indemnified Persons pursuant to this Section 6.6 shall be in addition to, and not in substitution for, any other rights that such Persons may have pursuant to (i) the Charter and Bylaws; (ii) the Organizational Documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries in effect on the date hereof; or (iv) applicable Law (whether at Law or in equity).

(f) Other Claims. Nothing in this Agreement is intended to, or shall be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.6 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.7 Employee Matters.

(a) Acknowledgement. Parent hereby acknowledges and agrees that a “change of control” (or similar phrase) within the meaning of each of the Employee Plans, as applicable, shall occur as of the Effective Time.

(b) Existing Arrangements. Subject to the provisions of this Section 6.7, nothing shall prohibit the Surviving Corporation from amending or terminating any such Employee Plans or compensation or severance arrangements in accordance with their terms, to comply with the provisions of this Section 6.7 or as required pursuant to applicable Law. Notwithstanding anything to the contrary set forth in Section 6.7(c)(iii), a Continuing Employee (i) who is a party to an employment agreement and (ii) whose employment agreement provides an entitlement to a pro-rata bonus upon a qualifying termination of employment (such Continuing Employee, an “Applicable Employee”) will receive: (A) the Prorated Bonus (as defined below) in accordance with Section 6.7(c)(iii); (B) to the extent such Applicable Employee’s employment is terminated due to a qualifying termination (as contemplated by Section 6.7(c)), any Remaining Bonus (as defined below) in accordance with Section 6.7(c)(iii) ((A) and (B), collectively, the “Applicable Employee Bonus”); and (C) to the extent such Applicable Employee’s employment is terminated due to a qualifying termination, an amount, if any, equal to (x) the pro-rata bonus such Applicable Employee would be entitled to under his or her employment agreement minus (y) the Applicable Employee Bonus that was paid. Prior to the Effective Time, the Company shall amend the Bonus Program to eliminate the pro-rata bonus payable to an Applicable Employee upon a Change in Corporate Control pursuant to Section 16 of the Bonus Program unless such Applicable Employee enters into an amendment to his or her employment agreement to effectuate the preceding sentence (an “Employment Agreement Amendment”).

(c) Employment; Compensation.

(i) From the Effective Time through December 31 of the year in which the Effective Time occurs (the “Continuation Period”), the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) provide each Continuing Employee with an annual base salary or base wage rate, as applicable, that is no less favorable than that provided to such Continuing Employee as of the Effective Time. From the end of the Continuation Period through the first anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) provide each Continuing Employee total compensation, consisting of salary or wages plus a target bonus opportunity under Parent’s bonus plan as then in effect plus an equity grant (if any) that, considered in the aggregate, is consistent with the total compensation proved to similarly situated employees of Parent and its Subsidiaries.

(ii) During the Continuation Period, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) provide each Continuing Employee who is not a participant in the Company’s Home Office Bonus Program (the “Bonus Program”) at the Effective Time with a cash incentive opportunity no less favorable that that in effect at the Effective Time.

(iii) The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) provide each Continuing Employee who is a participant in the Bonus Program at the Effective Time (the “HQ Employees”) with payments under the Bonus Program for the year in which the Effective Time occurs as follows: (A) pay to each HQ Employee, within thirty (30) days following the Effective Time, a prorated bonus payable to such HQ Employee (at the target level), with such proration based on the relative portion of the year during which such Continuing Employee was employed with the Company or its Affiliates prior to the Effective Time (the “Prorated Bonus”), and (B) pay to each HQ Employee who remains employed with Parent, the Surviving Corporation or their respective Affiliates through the end of the Continuation Period, no later than March 15 after such date, an amount equal to (x) 100% of the bonus payable to such Continuing Employee under the Bonus Program for such year (at the target level) minus (y) the Prorated Bonus of such HQ Employee (the “Remaining Bonus”). Notwithstanding the foregoing, if an HQ Employee’s employment is terminated without “Cause” or due to the HQ Employee’s resignation with “Good Reason” (as each term is defined in Section 6.7(c) of the Company Disclosure Letter) during the Continuation Period, Parent shall, or shall cause the Surviving Corporation to, pay to such HQ Employee at the same time as if such HQ Employee had remained employed through the end of the Continuation Period, a prorated portion of the Remaining Bonus that would otherwise be paid hereunder if such HQ Employee had remained employed through the end of the Continuation Period, with such proration based on the number of days such HQ Employee was employed with the Company, Parent, the Surviving Corporation or any of their respective Affiliates following the Effective Time.

(d) Benefit Plans.

(i) During the Continuation Period, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) continue to provide to each Continuing Employee with such employee benefits, excluding severance, as such Continuing Employee is entitled as of immediately prior to the Effective Time in accordance the terms of the applicable Employee Plans as in effect immediately prior to the Effective Time.

(ii) From the end of the Continuation Period until the first anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) provide each Continuing Employee with employee benefits that are substantially comparable in the aggregate to those provided to other similarly situated employees of Parent and its Subsidiaries.

(iii) To the extent that any Employee Plans or any employee benefit plans sponsored by the Surviving Corporation and its Subsidiaries (such plans, the “New Plans”) are made available to any Continuing Employee, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation or other paid time off accrual and severance entitlement), except that such service need not be credited to the extent that it would result in duplication of coverage or benefits for the same period of service. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent that coverage pursuant to any such New Plan replaces coverage pursuant to a corresponding Employee Plan in which such Continuing Employee participates immediately before the Effective Time (such plans, the “Old Plans”); (ii) for purposes of each New Plan providing life insurance, medical, dental, pharmaceutical, vision or disability benefits to any Continuing Employee, the Surviving Corporation shall cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, and, if applicable in the event of a mid-year replacement of such plans, the Surviving Corporation shall use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date that such Continuing Employee’s participation in the corresponding New Plan begins to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan; and (iii) credit the accounts of such Continuing Employees pursuant to any New Plan that is a flexible spending plan with any unused balance in the account of such Continuing Employee. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time shall be credited to such Continuing Employee following the Effective Time, and shall be subject to the Company’s accrual limits and other forfeiture provisions through the end of the Continuation Period.

(iv) From and after the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) provide severance benefits to each Continuing Employee as previously provided to the Company by Parent.

(e) No Third-Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.7 shall not be deemed to: (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate any Continuing Employee; (ii) require Parent, the Surviving Corporation or any of their respective Subsidiaries to continue any employee benefit plan, including any Employee Plan, or prevent the amendment, modification or termination thereof after the Effective Time; or (iii) create any third party beneficiary rights in any Continuing Employee (or beneficiary or dependent thereof).

6.8 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Transactions upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub shall be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.9 Public Statements and Disclosure. The initial press release with respect to the execution of this Agreement shall be a joint press release in the form previously agreed to by the Parties, and following such initial press release, the Company and Parent shall consult with each other before issuing, and give each other the reasonable opportunity to review and comment upon (and consider in good faith any comments made by the other Parties in relation to), any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation and without the prior written consent of (a) the Company in the case of any such press release or public statement by Parent or Merger Sub (which consent shall not be unreasonably withheld or delayed) or (b) Parent in the case of any such press release or public statement by the Company (which consent shall not be unreasonably withheld or delayed), except that no such consent shall be required for any such press release or public statement required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (and then only after as much advance notice and consultation as is feasible); provided that the Parties shall not be obligated to engage in such consultation with respect to communications (including communications directed to employees, suppliers, customers, stockholders or vendors) that are consistent with public statements previously made in accordance with this Section 6.9; provided, further, that, the restrictions set forth in this Section 6.9 shall not apply to any release or public statement (i) made or proposed to be made by the Company with respect to an Acquisition Proposal, a Superior Proposal or a Company Board Recommendation Change or any action taken pursuant thereto (in each case, in compliance with Section 5.3(f)), (ii) in connection with any dispute between the Parties regarding this Agreement or the Transactions or (iii) with respect to the termination of this Agreement and the effects or consequences thereof if this Agreement has been terminated in accordance with Section 8.1. Prior to making any written communications to a material number of employees or independent contractors of the Company or any of its Subsidiaries pertaining to compensation or benefit matters in connection with the Transactions, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable opportunity to review and comment on the communication, and the Company shall consider in good faith any comments from Parent.

6.10 Transaction Litigation. During the Pre-Closing Period, the Company will provide Parent with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. The Company will (a) give Parent the opportunity to participate in (but not control) the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed).

6.11 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of NASDAQ to cause (a) the delisting of the Company Common Stock from NASDAQ as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.12 Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, licenses, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party shall use their reasonable best efforts to take such action.

6.13 Parent Vote. Immediately following the execution and delivery of this Agreement, Parent shall cause the sole stockholder of Merger Sub to execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the DGCL.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Transactions. The respective obligations of Parent, Merger Sub and the Company to consummate the Transactions are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Consummation of Offer. Merger Sub (or Parent on Merger Sub’s behalf) shall have accepted for payment all of the shares of Company Common Stock validly tendered pursuant to the Offer and not validly withdrawn.

(b) No Prohibitive Laws or Injunctions. No Law or Order (whether temporary, preliminary or permanent) by any Governmental Authority of competent jurisdiction prohibiting, restricting, enjoining or otherwise making illegal the consummation of the Merger shall have been enacted, entered, promulgated or enforced and be continuing in effect.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) at any time prior to the Offer Acceptance Time by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company if (i) any permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger or the Offer is in effect that, in each case, prohibits, makes illegal or enjoins the consummation of the Merger or the Offer and has become final and non-appealable; or (ii) any Law or final, non-appealable Order applicable to the Merger or the Offer prohibits, makes illegal or enjoins the consummation of the Merger or the Offer;

(c) by either Parent or the Company, at any time prior to the Offer Acceptance Time, if the Closing has not occurred by 11:59 p.m., New York City time, on November 2, 2023 (the “Termination Date”); provided, however, that if as of the Termination Date the conditions set forth in clause (f) or (g) of Annex I (in the case of clause (g), solely with respect to a Law or Order relating to Antitrust Laws), shall not have been satisfied or validly waived by Parent or Merger Sub, to the extent waivable in accordance with this Agreement and applicable Laws by Parent or Merger Sub, then the Termination Date shall automatically be extended until 11:59 p.m., New York City time, on March 4, 2024 (and all references to the Termination Date herein and in Annex I shall be as so extended); provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available (i) to the Company, if Parent has the right to terminate this Agreement pursuant to Section 8.1(e), (ii) to Parent, if the Company has the right to terminate this Agreement pursuant to Section 8.1(f); or (iii) to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, either (A) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Transactions set forth in Article VII prior to the Termination Date, or (B) the failure of the Effective Time to have occurred prior to the Termination Date;

(d) by Parent, at any time prior to the Offer Acceptance Time, if the Company Board (i) has failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or (ii) has effected a Company Board Recommendation Change;

(e) by Parent, at any time prior to the Offer Acceptance Time, if the Company has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in clause (c) or (d) of Annex I, except that if such breach is capable of being cured by the Termination Date, Parent shall not be entitled to terminate this Agreement prior to the delivery by Parent to the Company of written notice of such breach, delivered at least thirty (30) days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent shall not be entitled to terminate this Agreement if such breach has been cured prior to termination (to the extent capable of being cured); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if it is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement such that the Company has the right to terminate this Agreement pursuant to Section 8.1(f);

(f) by the Company, at any time prior to the Offer Acceptance Time, if Parent or Merger Sub has breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the Transactions or have a material adverse effect on the ability of Parent or Merger Sub to perform their respective covenants and obligations under this Agreement or to consummate the Transactions, except that if such breach is capable of being cured by the Termination Date, the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(f) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least thirty (30) days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(f) and the basis for such termination, it being understood that the Company shall not be entitled to terminate this Agreement if such breach has been cured prior to termination (to the extent capable of being cured) provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if it is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement such that Parent has the right to terminate this Agreement pursuant to Section 8.1(e);

(g) by the Company, if Merger Sub fails to commence the Offer within ten Business Days after the date of this Agreement; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.1(g) if such failure to commence the Offer is principally caused by the material breach by the Company of any covenant or obligation of the Company set forth in this Agreement;

(h) by the Company, at any time prior to the Offer Acceptance Time, in order to enter into an Alternative Acquisition Agreement providing for a Superior Proposal in accordance with Section 5.3(d)(ii); provided that the Company shall pay or cause to be paid to Parent in immediately available funds the Company Termination Fee in accordance with Section 8.3(b)(iii) prior to or concurrently with such termination; or

(i) by the Company (i) if following the expiration of the Offer, Parent or Merger Sub shall have failed to accept for payment all shares of Company Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified in Section 2.1(d) or (ii) if, following the Offer Acceptance Time, Parent or Merger Sub shall have failed to purchase all shares of Company Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified in Section 2.1(d).

8.2 Manner and Notice of Termination; Effect of Termination.

(a) Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties specifying the provision of Section 8.1 pursuant to which this Agreement is being terminated and setting forth in reasonable detail the facts and circumstances forming the basis for such termination pursuant to such provision.

(b) Effect of Termination. Any valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall be of no further force or effect without liability of any Party (or any partner, member, stockholder, director, officer, employee, Affiliate or representative of such Party) to the other Parties, as applicable, except that Section 6.9, this Section 8.2, Section 8.3 and Article IX shall each survive the termination of this Agreement. Notwithstanding the foregoing, nothing in this Agreement, nor the termination of this Agreement, will relieve any Party from any liability for any fraud or Willful Breach of this Agreement by such Party prior to termination. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3 Fees and Expenses.

(a) General. Except as set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such fees and expenses whether or not the Transactions are consummated. For the avoidance of doubt, Parent or the Surviving Corporation will be responsible for all fees and expenses of the Payment Agent. Except as set forth in Section 2.8(e), Parent shall pay or cause to be paid all (i) transfer, stamp, documentary or other similar Taxes or fees; and (ii) sales, use, gains, real property transfer and other similar Taxes or fees, in each case, arising out of or in connection with entering into this Agreement and the consummation of the Transactions.

(b) Company Payments.

(i) If (A) this Agreement is validly terminated pursuant to Section 8.1(c) (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to the proviso to Section 8.1(c)); (B) following the execution and delivery of this Agreement and prior to such termination of this Agreement, an Acquisition Proposal shall have been publicity announced and not withdrawn or otherwise abandoned; and (C) within twelve (12) months following such termination of this

Agreement, either (1) an Acquisition Proposal is consummated or (2) the Company enters into a definitive agreement providing for the consummation of an Acquisition Proposal (which Acquisition Proposal need not be the same Acquisition Proposal referred to in clause (B)) and such Acquisition Proposal is subsequently consummated, then the Company shall promptly (and in any event within three (3) Business Days) after such consummation pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of this Section 8.3(b), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%.”

(ii) If this Agreement is validly terminated pursuant to Section 8.1(d), then the Company must promptly (and in any event within three (3) Business Days) following such termination pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii) If this Agreement is validly terminated pursuant to Section 8.1(h), then the Company must prior to or concurrently with such termination pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(c) Single Payment Only. The Parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(d) Sole Remedy. Except in the case of fraud or a Willful Breach, Parent’s receipt of the Company Termination Fee to the extent owed pursuant to Section 8.3(b) shall be the sole and exclusive remedy of Parent and Merger Sub and each of their respective Affiliates against (A) the Company, its Subsidiaries and each of their respective Affiliates; and (B) the former, current and future holders of any equity, controlling Persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates (collectively, the “Company Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, and upon payment of such amount (to the extent owed), none of the Company Related Parties shall have any further liability or obligation to Parent or Merger Sub relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) shall remain obligated with respect to the Confidentiality Agreement and Section 8.3(a), as applicable).

8.4 Amendment. Subject to applicable Law and subject to the other provisions of this Agreement this Agreement may be amended by the Parties at any time prior to the Offer Acceptance Time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board (or a committee thereof)).

8.5 Extension; Waiver. At any time and from time to time prior to the Offer Acceptance Time, Parent and the Company may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable; (b) waive any inaccuracies in the representations and warranties of the other Party or Parties contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance by the other Party or Parties with any of the agreements or conditions contained herein applicable to such Party (it being understood that Parent and Merger Sub shall be deemed to be a single Party solely for purposes of this Section 8.5). Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement shall not constitute a waiver of such right.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement will terminate at the Effective Time, except that any covenants that by their terms survive the Effective Time shall survive the Effective Time in accordance with their respective terms.

9.2 Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) immediately upon delivery by electronic mail or by hand, in each case to the intended recipient as set forth below:

(a)     if to Parent or Merger Sub to:

Darden Restaurants, Inc.

1000 Darden Center Drive

Orlando, Florida 32837

Attn: Matthew R. Broad

Email: mbroad@darden.com

with a copy (which will not constitute notice) to:

Hunton Andrews Kurth LLP

951 E. Byrd Street

Richmond, VA 23219

Attn:    Gary E. Thompson

Steven M. Haas

Email: gthompson@hunton.com

shaas@hunton.com

(b)     if to the Company (prior to the Effective Time) to:

Ruth’s Hospitality Group, Inc.

1030 West Canton Avenue, Suite 100

Winter Park, Florida 32789

Attn: Marcy Norwood Lynch

Email: mlynch@ruthschris.com

with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn:    Sarkis Jebejian, P.C.

Rachael G. Coffey, P.C.

Jonathan L. Davis, P.C.

Email: sarkis.jebejian@kirkland.com

rachael.coffey@kirkland.com

jonathan.davis@kirkland.com

Any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or e-mail address through a notice given in accordance with this Section 9.2, except that that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3 Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder, by operation of Law or otherwise, without the prior written approval of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Any purported assignment of this Agreement without the consent required by this Section 9.3 is null and void.

9.4 Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, dated March 8, 2023 (the “Confidentiality Agreement”), that shall continue in full force and effect in accordance with its terms. Each of Parent, Merger Sub and their respective Representatives shall hold and treat all documents and information concerning the Company and its Subsidiaries furnished or made available to Parent, Merger Sub or their respective Representatives in connection with the Transactions in accordance with the Confidentiality Agreement. By executing this Agreement, each of Parent and Merger Sub agree to be bound by, and to cause their Representatives to be bound by, the terms and conditions of the Confidentiality Agreement as if they were parties thereto.

9.5 Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement and the Company Disclosure Letter, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement shall (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

9.6 Third Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns, except (a) as set forth in or as contemplated by Section 6.6, (b) if the Offer Acceptance Time occurs, (i) for the right of the holders of Company Common Stock to receive the Per Share Price or the Merger Consideration, as applicable, following the Offer Acceptance Time or the Effective Time, as applicable, in accordance with Article II, (ii) for the right of holders of Company RSAs, Company RSUs, Company PSUs and Company DSUs to receive the RSA Consideration, RSU Consideration, PSU Consideration and DSU Consideration, respectively, in each case, in accordance with Article II and (iii) in the event of a Willful Breach by Parent or Merger Sub, then, following the termination of this Agreement, for the right of the Company to seek damages (including damages based on the loss of the premium offered to holders of Company Common Stock, Company RSAs, Company RSUs, Company PSUs and Company DSUs) and other relief (including equitable relief) on behalf of the holders of Company RSAs, Company RSUs, Company PSUs and Company DSUs; provided that such right shall be enforceable only by the Company and not by any such holder. For the avoidance of doubt, in no event shall any holders of Company Common Stock, Company RSAs, Company RSUs, Company PSUs or Company DSUs (in their capacity as such) have any rights or be permitted to exercise any rights under or in connection with this Agreement, whether in their individual capacities or on behalf of the Company, unless and until the Offer Acceptance Time occurs.

9.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8 Remedies.

(a) Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any one remedy shall not preclude the exercise of any other remedy.

(b) Specific Performance. The Parties acknowledge and agree that (i) irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate the Transactions) in accordance with its specified terms or otherwise breach such provisions; (ii) the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (iii) the provisions of Section 8.3 are not intended to and do not adequately compensate Parent and Merger Sub for the harm that would result from a breach of this Agreement by the Company, and shall not be construed to diminish or otherwise impair in any respect Parent’s or Merger Sub’s right to an injunction, specific performance and other equitable relief; and (iv) the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. The Parties agree not to raise any objections, on the basis that monetary damages would be a sufficient remedy, to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Parent and Merger Sub pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require or request the obtaining, furnishing or posting of any such bond or other security. The Parties further agree that (x) by seeking the remedies provided for in this Section 9.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement, and (y) nothing set forth in this Section 9.8 shall require any Party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.8 prior or as a condition to exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding pursuant to this Section 9.8 or anything set forth in this Section 9.8 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

9.9 Governing Law. This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) based on, arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

9.10 Consent to Jurisdiction. Each of the Parties (a) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding based on, arising out of or relating to this Agreement or the Transactions, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.10 shall affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any other state or federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy based on, arises out of or relating to this Agreement or the Transactions; (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any Legal Proceeding based on, arising in connection with or relating to this Agreement or the Transactions shall be brought, tried and determined only in the Chosen Courts; (e) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it shall not bring any Legal Proceeding based on, arising out of or relating to this Agreement or the Transactions in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

9.11 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO, BASED ON OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF, BASED ON OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the entities that are expressly identified as parties hereto.

9.13 Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure. The inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty of the Company set forth in this Agreement shall not be construed as an admission or indication by the Company of any non-compliance with, or breach or violation of, any third party rights, any Contract or any Law or Order, such disclosures having been made solely for the purposes of creating exceptions to the representations and warranties of the Company set forth in this Agreement or of disclosing any information required to be disclosed under this Agreement.

9.14 Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

DARDEN RESTAURANTS, INC.

By:	/s/ Ricardo Cardenas
	Name:	Ricardo Cardenas
	Title	President and Chief Executive Officer

RUBY ACQUISITION CORPORATION

By:	/s/ Matthew R. Broad
	Name:	Matthew R. Broad
	Title:	President

RUTH’S HOSPITALITY GROUP, INC.

By:	/s/ Cheryl Henry
	Name:	Cheryl Henry
	Title:	President and Chief Executive Officer

Annex I

CONDITIONS TO THE OFFER

The obligation of Merger Sub to accept for payment and pay for shares of Company Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (h) below. Accordingly, notwithstanding any other provision of the Offer or the Agreement to the contrary, Merger Sub shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any validly tendered shares of Company Common Stock, and, to the extent permitted by the Agreement, may terminate the Offer: (i) upon termination of the Agreement in accordance with its terms; and (ii) at any scheduled Offer Expiration Time (subject to any extensions of the Offer pursuant to Section 2.1(c) of the Agreement), if: (A) the Minimum Condition, the Termination Condition and conditions set forth in clauses (f) and (g) of this Annex I shall not be satisfied by the Offer Expiration Time (subject to any extensions of the Offer pursuant to Section 2.1(c) of the Agreement); or (B) any of the additional conditions set forth below (other than the conditions set forth in clause (A)) shall not be satisfied or waived in writing by Parent:

(a) there shall have been validly tendered and not validly withdrawn shares of Company Common Stock that, considered together with all other shares of Company Common Stock (if any) beneficially owned by Parent and its Affiliates, represent one more share of Company Common Stock than 50% of the total number of shares of Company Common Stock outstanding at the time of the expiration of the Offer (the “Minimum Condition”); provided, however, that for purposes of determining whether the Minimum Condition has been satisfied, the Parties shall exclude shares of Company Common Stock validly tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL);

(b) since the date of this Agreement, there shall not have occurred and be continuing any Company Material Adverse Effect;

(c) (i) the representations and warranties set forth in Section 3.6(a), Section 3.6(b)(A) and Section 3.6(d) shall be true and correct in all respects as of the Offer Expiration Time as if made at and as of the Offer Expiration Time (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all respects as of such specified date), except for such failures to be true and correct that are de minimis;

(ii) the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4(a)(i), Section 3.6(b)(C), Section 3.6(c) (other than the last sentence thereof), Section 3.6(e), the first sentence of Section 3.7(b), Section 3.7(c) and Section 3.28 that (A) are not qualified by Company Material Adverse Effect or other materiality qualifiers shall be true and correct in all material respects as of the Offer Expiration Time as if made at and as of the Offer Expiration Time (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all material

Annex I-1

respects as of such specified date); or (B) are qualified by Company Material Adverse Effect or other materiality qualifiers shall be true and correct in all respects (without disregarding such Company Material Adverse Effect or other materiality qualifiers qualifications) as of the Offer Expiration Time as if made at and as of the Offer Expiration Time (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all respects as of such specified date); and

(iii) other than the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4(a)(i), Section 3.6(a), Section 3.6(b)(A) and (C), Section 3.6(c) (other than the last sentence thereof), Section 3.6(d), Section 3.6(e), the first sentence of Section 3.7(b), Section 3.7(c) and Section 3.28, the representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the Offer Expiration Time as if made at and as of the Offer Expiration Time (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct as of such specified date), except for such failures to be true and correct that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect;

(d) the Company shall have performed and complied in all material respects with the covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Offer Expiration Time;

(e) Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer thereof, certifying that the conditions set forth in clauses (b), (c) and (d) of this Annex I have been satisfied;

(f) the waiting periods applicable to the Offer pursuant to the HSR Act shall have expired or otherwise been terminated;

(g) no Law or Order (whether temporary, preliminary or permanent) by any Governmental Authority of competent jurisdiction prohibiting, restricting, enjoining or otherwise making illegal the consummation of the Offer or the Merger shall have been enacted, entered, promulgated or enforced and be continuing in effect; and

(h) the Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are for the sole benefit of Parent and Merger Sub and (except for the Minimum Condition, the Termination Condition and clauses (f) and (g) of this Annex I (which may only be waived with the prior written consent of the Company)) may be waived by Parent and Merger Sub, in whole or in part at any time and from time to time, in the sole discretion of Parent and Merger Sub.

Annex I-2

Exhibit 99.1

Darden Restaurants to Acquire Ruth’s Hospitality Group in $715 Million Transaction

ORLANDO, Fla., (May 3, 2023) - Darden Restaurants, Inc. (“Darden”) (NYSE:DRI) and Ruth’s Hospitality Group, Inc. (“Ruth’s”) (Nasdaq: RUTH), jointly announced today that they have entered into a definitive merger agreement pursuant to which Darden will commence a tender offer to acquire all of the outstanding shares of Ruth’s for $21.50 per share, in an all-cash transaction with an equity value of approximately $715 million. Ruth’s, owner and operator of Ruth’s Chris Steak House (“Ruth’s Chris”), will complement Darden’s portfolio of differentiated brands which currently includes Olive Garden, LongHorn Steakhouse, Yard House, Cheddar’s Scratch Kitchen, The Capital Grille, Seasons 52, Bahama Breeze and Eddie V’s.

Ruth’s Chris was founded in 1965 in New Orleans, Louisiana, by Ruth Fertel and features signature USDA Prime steaks served sizzling on 500-degree plates, New Orleans-inspired sides and an award-winning wine list. Ruth’s Chris has 154 locations around the globe, including 80 company-owned or -operated restaurants and 74 franchised restaurants, generating systemwide sales of over $860 million, total revenues over $500 million, and average annual restaurant volumes for company-owned or -operated locations of $6.2 million in Ruth’s fiscal year 2022.

“Ruth’s Chris is a strong and distinctive brand in the fine dining segment with an impressive history of delivering elevated dining experiences to their loyal guests,” said Darden President and CEO Rick Cardenas. “It fits the criteria we have for adding a brand to our portfolio and supports our winning strategy. Ruth’s Chris is a great complement to our portfolio of brands, and I’m pleased to welcome their nearly 5,000 team members to Darden.”

Cheryl Henry, President, CEO and Chairperson of Ruth’s, stated, “We are excited about the opportunity to join the Darden family. Our strategy and operating philosophy aligns well with Darden, and we have a strong cultural fit that should ensure a smooth transition. This transaction will also provide more opportunities for our team members to develop in their careers as we continue to grow our 57-year-old iconic brand.”

Highlights

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Darden has agreed to acquire Ruth’s for $21.50 per share, with a total transaction equity value of approximately $715 million, representing a 34% premium to the May 2 closing price and a 32% premium to the 30-day volume weighted average price.

•	Purchase price represents a 9.4x implied multiple of Ruth’s fiscal year 2022 Transaction Adjusted EBITDA.*

•	Darden expects pre-tax synergies of between $5 and $10 million within the first year, and between $15 and $20 million in the second year.

•	Total acquisition and integration-related expenses are expected to be approximately $55 to $60 million.

•	Expected to be accretive to Darden’s diluted net earnings per share in fiscal year 2024 by approximately 10 to 12 cents, excluding acquisition and integration-related expenses.

•	Transaction is expected to be completed in June, subject to satisfaction of customary closing conditions.

•	The transaction has been unanimously approved by the boards of directors of both Darden and Ruth’s.

•	Cheryl Henry will continue to lead as President of Ruth’s Chris and will report to Rick Cardenas.

* See the “Non-GAAP Information” below for more details, including Darden’s definition of Transaction Adjusted EBITDA and a reconciliation to Ruth’s Net Income.

Summary of the Transaction

Under the terms of the merger agreement, a wholly-owned subsidiary of Darden (“Merger Sub”) will commence a tender offer to acquire all of the outstanding shares of Ruth’s for $21.50 per share in cash. This represents a premium of approximately 34% to Ruth’s closing stock price on May 2, 2023 and a premium of approximately 32% per share to Ruth’s 30-day volume-weighted average price. Ruth’s board of directors unanimously recommends that Ruth’s stockholders tender their shares in the tender offer. Additionally, all of Ruth’s directors and executive officers have (subject to certain terms and conditions) agreed to tender their shares, representing approximately 4.4% of Ruth’s outstanding common stock, in the tender offer.

Darden has sufficient liquidity to complete the all-cash transaction without obtaining additional financing. Darden expects to continue to maintain a strong balance sheet and have sufficient capital to achieve its stated capital allocation priorities of maintaining existing restaurants, growing new restaurants and returning capital to shareholders through dividends and strategic share repurchases.

The closing of the tender offer will be subject to certain conditions set forth in the merger agreement, including the tender of shares representing at least a majority of the total number of Ruth’s outstanding shares, the expiration or termination of the applicable waiting period under the HSR Act and other customary conditions. Upon the successful completion of the tender offer, Darden will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price per share.

Advisors

Hunton Andrews Kurth LLP is acting as legal advisor to Darden. Jefferies LLC is acting as exclusive financial advisor, and Kirkland & Ellis LLP is acting as legal advisor to Ruth’s.

Investor Conference Call

Darden will host a conference call to discuss the transaction on Thursday, May 4, 2023, at 8:30 am ET. To listen to the call live, please go to https://dealroadshow.finsight.com/e/DARDEN23 at least fifteen minutes early to register, download, and install any necessary audio software. Prior to the call, a slide presentation will be posted on the Investor Relations section of Darden’s website at: www.darden.com. For those who cannot access the Internet, please dial 1-800-630-4611 and provide the conference passcode 71522. For those who cannot listen to the live broadcast, a replay will be available on the Investor Relations section of Darden’s website at: www.darden.com shortly after the call.

In connection with the transaction, Ruth’s intends to cancel its first quarter 2023 earnings conference call, currently scheduled for Friday, May 5, 2023 at 8:30 a.m.

About Darden

Darden is a restaurant company featuring a portfolio of differentiated brands that include Olive Garden, LongHorn Steakhouse, Cheddar’s Scratch Kitchen, Yard House, The Capital Grille, Seasons 52, Bahama Breeze and Eddie V’s. For more information, please visit www.darden.com.

About Ruth’s Hospitality Group, Inc.

Ruth’s Hospitality Group, Inc., headquartered in Winter Park, Florida, is the largest fine dining steakhouse company in the U.S. as measured by the total number of Company-owned and franchisee-owned restaurants, with more than 150 Ruth’s Chris Steak House locations worldwide specializing in USDA Prime grade steaks served in Ruth’s Chris’ signature fashion – “sizzling.” For more information, please visit www.rhgi.com.

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Additional Information about the Tender Offer and Where to Find It

The tender offer described above has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Darden and Merger Sub will file with the United States Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. A solicitation and offer to buy outstanding shares of Ruth’s Hospitality Group, Inc. (the “Company” or “Ruth’s”) common stock will only be made pursuant to the tender offer materials that Darden and Merger Sub intend to file with the SEC. At the time the tender offer is commenced, Darden and Merger Sub will file a tender offer statement on Schedule TO, and Ruth’s will file a solicitation/recommendation statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with the SEC with respect to the tender offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF RUTH’S ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND STOCKHOLDERS OF RUTH’S SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES IN THE OFFER.

The tender offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will be made available to all investors and stockholders of Ruth’s at no expense to them at the Investor Relations section of Darden’s website at www.darden.com and under the “SEC Filings” section of the Company’s website at www.rhgi.com/investors, and (once they become available) will be mailed to the stockholders of Ruth’s free of charge. The information contained in, or that can be accessed through, Darden’s website or the Company’s website is not a part of, or incorporated by reference in, this press release. The tender offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will also be made available for free on the SEC’s website at www.sec.gov. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Darden and Ruth’s file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by Darden or Ruth’s with the SEC for free on the SEC’s website at www.sec.gov, or at the Investor Relations section of Darden’s website at www.darden.com and under the “SEC Filings” section of the Company’s website at www.rhgi.com/investors.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the acquisition of the Company by Darden and any statements relating to the Company’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Forward-looking statements are based on management’s current expectations and beliefs, as well as a number of assumptions, estimates and projections concerning future events and do not constitute guarantees of future performance. These statements are subject to risks, uncertainties, changes in circumstances, assumptions and other important factors, many of which are outside management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements.

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Such forward-looking statements include those relating to the ability to complete, and the timing of completion of, the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement and the possibility of any termination of the merger agreement. Actual results may differ materially from current expectations because of numerous risks and uncertainties including, among others: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) uncertainty surrounding the number of shares of the Company’s common stock that will be tendered in the tender offer; (iii) the risk of legal proceedings that may be or have been instituted related to the merger agreement, which may result in significant costs of defense, indemnification and liability; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the tender offer or the merger; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (vii) the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees and business partners; (viii) Darden’s ability to realize the synergies contemplated by the proposed transaction and integrate the business of the Company; (ix) reductions in the availability of, or increases in the cost of, USDA Prime grade beef, fish and other food items; (x) changes in economic conditions, including inflation, increasing interest rates, higher unemployment, slowing growth or recession; (xi) reductions in consumer discretionary income and general competition in the restaurant industry; (xii) the effect of shortages or increases in labor costs, state or local government regulations related to the sale or preparation of food, the sale of alcoholic beverages and the opening of new restaurants; (xiii) risks in the markets where the Company’s restaurants are located; and (xiv) the inability to successfully integrate franchisee acquisitions into the Company’s business operations, economic, regulatory and other limitations on the Company’s ability to pursue new restaurant openings and other organic growth opportunities. The risks and uncertainties may be impacted by the COVID-19 pandemic (including supply chain constraints, labor shortages and inflationary pressure). The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in Darden’s and the Company’s respective public filings with the SEC from time to time, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Darden’s and the Company’s stockholders and investors are cautioned not to unduly rely on these forward-looking statements. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Darden, Merger Sub and the Company expressly disclaim any intent or obligation to update or revise publicly these forward-looking information or statements.

Darden Contacts:

(Analysts) Kevin Kalicak, (407) 245-5870; (Media) Rich Jeffers, (407) 245-4189

Ruth’s Contact:

Jeff Priester, investor@rhgi.com

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Non-GAAP Information

The information in this press release includes financial information determined by methods other than in accordance with U.S. generally accepted accounting principles (“GAAP”), including Transaction Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization). Darden calculates Ruth’s Transaction Adjusted EBITDA as Ruth’s net income plus interest expense, net, income tax expense, depreciation and amortization expenses, loss on legal settlement, loss on lease modifications and loss on impairment and restaurant closure costs. Darden calculates Ruth’s Transaction Adjusted EBITDA consistent with Darden’s methodologies to improve Darden’s ability to assess Ruth’s performance in relation to its own. Darden and Ruth’s believe that the presentation of Transaction Adjusted EBITDA for Ruth’s provides useful supplemental information that is essential to a proper understanding of the operating results of Ruth’s businesses. This non-GAAP performance measure should not be viewed as a substitute for operating results determined in accordance with GAAP, nor is it necessarily comparable to non-GAAP performance measures that may be similarly named and presented by other companies, including Ruth’s calculation of Adjusted EBITDA. A reconciliation of Transaction Adjusted EBITDA to Net Income for Ruth’s is included below in this release.

Ruth’s Hospitality Group, Inc.

Reconciliation of Net Income to Non-GAAP Transaction Adjusted EBITDA

($ Thousands)	52 Weeks Ended December 25, 2022
GAAP Net Income	$38,621

Interest expense, net	1,507
Income tax expense	7,010
Depreciation and amortization expenses	22,103

EBITDA	$69,241

Loss on legal settlement	6,000
Loss on lease modifications	90
Loss on impairment and restaurant closure costs	574

Non-GAAP Transaction Adjusted EBITDA	$75,905

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